SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Subject Company)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
591695101
(CUSIP Number of Class of Securities)
Natalia Alexeeva, Esq.
Vice President and General Counsel
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, North Carolina 28227
(704) 321-7380
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)
Copy to:
James M. Dubin, Esq.
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☐	Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     Name and Address
     The name of the subject company is Metromedia International Group, Inc., a Delaware corporation (“Metromedia” or the “Company”). The address of Metromedia’s principal executive office is 8000 Tower Point Drive, Charlotte, North Carolina 28227, and the telephone number of Metromedia at that address is (704) 321-7380.
     Securities
     This solicitation/recommendation statement on Schedule 14D-9 relates to the shares of Metromedia’s common stock, par value $0.01 per share (the “Common Stock” and the holders thereof, “Common Stockholders”). As of July 13, 2007, there were 103,254,947 shares of Common Stock issued and outstanding (which includes 9,110,000 shares of restricted Common Stock granted under the Metromedia International Group, Inc. 2007 Stock Incentive Plan (the “Stock Incentive Plan”), and there were 240,000 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options and warrants.
Item 2. Identity and Background of Filing Person.
     Name and Address
     The name, business address and business telephone number of Metromedia, which is the subject company and the entity filing this statement, are set forth under Item 1. Metromedia’s Internet address is www.metromedia-group.com. Information contained on Metromedia’s website does not constitute a part of this statement. The website address is an inactive text reference and is not intended to be an actual link to the website.
     Tender Offer
     This statement relates to the tender offer (the “Offer”) by CaucusCom Mergerco Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), to purchase any and all of the outstanding shares of Common Stock at a price of $1.80 per share, net to the sellers in cash without interest, on the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated July 18, 2007, and the related letter of transmittal. Parent is jointly owned by certain affiliates of Salford Capital Partners Inc., an international private equity and investment management firm based in the British Virgin Islands (“Salford”), and Compound Capital Limited, an international private investment firm based in Bermuda (“Compound”). Compound is a subsidiary of Sun Capital Partners Ltd., a U.K.-based private investment firm (“Sun Capital”). (Compound has advised the Company that Sun Capital is not affiliated with, and has no relationship to, the U.S.-based private investment firm Sun Capital Partners, Inc.)

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 17, 2007 (the “Merger Agreement”), by and among Metromedia, Purchaser and Parent. Pursuant to the Merger Agreement, Purchaser has agreed to make an offer to purchase any and all of the outstanding shares of Common Stock at a price of $1.80 per share, net to the sellers in cash without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Purchaser’s obligation to purchase shares tendered in the Offer is subject to certain conditions, including that there shall have been validly tendered and not withdrawn prior to the expiration date of the Offer, as it may be extended in accordance with the terms and conditions of the Merger Agreement, a number of shares of Common Stock equal to not less than the sum of (x) 63,300,000 shares of Common Stock (which equals approximately 61.3% of the issued and outstanding Common Stock as of the date hereof) plus (y) the total number of shares of Common Stock, if any, issued or issuable (but not yet issued) in response to any notice of election, duly and validly given to the Company (and not subsequently withdrawn) on or prior to the expiration date of the Offer, to exercise an option or warrant or to convert shares of Metromedia’s 7.25% cumulative convertible preferred stock, par value $1.00 per share (the “Preferred Stock” and the holders thereof, the “Preferred Stockholders”)) after the date of the Merger Agreement and prior to the expiration date of the Offer (such number, the “Original Minimum Condition”). Pursuant to the Merger Agreement, Purchaser is permitted on a single occasion to lower the Original Minimum Condition to a level not less than (x) 56,182,474 shares of Common Stock (which equals approximately 54.43% of the issued and outstanding Common Stock as of the date hereof) plus (y) 50% of the total number of shares of Common Stock, if any, issued or issuable (solely in the case of shares of Common Stock issuable, such shares of Common Stock issuable but not yet issued in response to any notice, duly and validly given (and not subsequently withdrawn) by a holder to the Company on or prior to the expiration date of the Offer, of election to exercise a Company stock option or warrant or to convert shares of preferred stock) after the date of the Merger Agreement and prior to the expiration date of the Offer (the “Lowered Minimum Condition”). The Lowered Minimum Condition represents the number of shares of Common Stock constituting a majority of the issued and outstanding Common Stock, excluding the shares of restricted Common Stock granted to Mark S. Hauf, the Company’s Chairman, President and Chief Executive Officer, pursuant to the restricted stock award agreement described in the notes to the beneficial ownership charts included in the section in Item 3 entitled, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”.
     If the Offer is completed and, as applicable, the top-up option (as described below) is exercised or the Company obtains the requisite stockholder approval, the Merger Agreement provides that, subject to the terms and conditions set forth therein, Purchaser will merge with and into Metromedia, with Metromedia continuing as the surviving corporation (the “Merger”). In the Merger, all remaining outstanding shares of Common Stock will be cancelled and converted into the right to receive the offer price of $1.80 per share in cash. The Preferred Stock will remain outstanding following the Merger.

     The initial expiration date for the Offer is August 14, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The Merger Agreement also provides that, if the Original Minimum Condition is reduced by Purchaser as described above and the Offer is completed, but the total number of shares of Common Stock acquired by Purchaser is less than the Original Minimum Condition, then Purchaser will commence a subsequent offering period to acquire additional Common Stock, for a period of not less than ten or more than twenty business days. During the subsequent offering period, if any, shares of Common Stock not tendered and purchased in the Offer during the original offering period may be tendered to Purchaser for the same consideration paid for shares tendered during the initial offering period of the Offer.
     Pursuant to the Merger Agreement, Metromedia granted Purchaser an option (the “top-up option”) to purchase such additional shares of Common Stock as are authorized for issuance but not issued and outstanding following the completion of the Offer. The top-up option may be exercised if, and for a number of shares such that, after the exercise of the top-up option, Purchaser will own at least one share in excess of 90% of the then issued and outstanding shares of Common Stock (after giving effect to the exercise of the top-up option).
     In the event following consummation of the Offer, Purchaser is not able to exercise the aforementioned top-up option and therefore does not own at least 90% of the outstanding shares of Common Stock, then as promptly as reasonably practicable following the Company becoming current with respect to the filing of all outstanding periodic reports required to be filed with the U.S. Securities and Exchange Commission, or having received a waiver from the SEC with respect thereto, the Company shall prepare and file with the SEC a proxy or information statement and shall duly convene and hold a meeting of its stockholders for the purpose of obtaining approval of the Merger Agreement, the Merger and the other transactions contemplated thereby.
     Additional information about the Offer can be found in Item 3 and Item 8 of this document, and in the offer to purchase.
     Parent and Purchaser were formed by affiliates of Salford and Compound for the purposes of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The addresses and telephone numbers of the principal executive offices of Purchaser are c/o Salford, 7th Floor, Norfolk House, 31 St. James’ Square, London SW1Y 4JJ, United Kingdom and the telephone number of Purchaser at that address is +44 20 7004 7900.
     A copy of the Merger Agreement is attached to this document as Exhibit (e)(1) and is incorporated herein by reference in its entirety. A copy of the offer to purchase is attached to this document as Exhibit (a)(2). The terms and conditions of the Offer, related procedures and withdrawal rights, and the description of the Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, 5, 7, 13 and 17 of the offer to purchase are incorporated by reference herein. A form of the letter of transmittal is attached to this document as Exhibit (a)(3) and is incorporated herein by reference in its entirety.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described below or incorporated by reference into this document, to the knowledge of Metromedia, as of the date of this document, with respect to the Offer, the Merger and the Merger Agreement, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between Metromedia and its affiliates, on the one hand, and (1) Metromedia’s executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates, on the other hand.
     Agreements with Purchaser
     The Merger Agreement. The summary and description of the Merger Agreement contained in Section 13 of the offer to purchase, and the description of the conditions of the Offer contained in Section 15 of the offer to purchase, are incorporated into this document by reference. These summaries and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this document and is incorporated herein by reference.
     The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Metromedia, Parent or Purchaser. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Metromedia to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Metromedia, Parent and Purchaser, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Metromedia, Parent or Purchaser.
     Tender and Support Agreement. In connection with the execution of the Merger Agreement, Metromedia Company, News America Incorporated and Mr. Hauf have entered into a tender and support agreement with Parent and Purchaser (the “Support Agreement”), pursuant to which such stockholders have agreed to tender their shares of Common Stock in the Offer and vote any shares of Common Stock owned by such stockholders in favor of the Merger and against any proposal inconsistent with the Merger. The Support Agreement also includes a covenant by these stockholders not to transfer or otherwise dispose of any Company capital stock prior to completion of the Merger (or termination of the Support Agreement) and non-solicitation covenants consistent with those granted by the Company pursuant to the Merger Agreement. The Support Agreement does not impose obligations on directors or officers of the Company acting in such capacity. The Support Agreement terminates upon the earlier of (i) consummation of the Offer and (ii) termination of the Merger Agreement.
     Confidentiality Agreements. In connection with its exploration of strategic alternatives, Metromedia entered into confidentiality agreements with Salford and Sun Capital, dated April 10, 2007 and May 10, 2007, respectively. Under these confidentiality agreements, Salford and Sun Capital (and its affiliate, Compound) each agreed, subject to certain exceptions, to keep confidential any non-public information concerning Metromedia.
     Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
     The following table sets forth, as of June 30, 2007, certain information regarding each person, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, known to own “beneficially”, as such term is defined in Rule 13d-3 under the Exchange Act, more than 5% of the Company’s outstanding Common Stock. In accordance with the rules promulgated by the SEC, such ownership includes shares currently owned as well as shares which the named person has the right to acquire beneficial ownership of within 60 days, including shares which the named person has the right to acquire through the exercise of any option, warrant or right, or through the conversion of a security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

	Number of Shares of
	Common Stock		Percentage of
	Beneficially		Outstanding
Name and Address of Beneficial Owner	Owned(1)		Common Stock
Metromedia Company	12,415,455		12.0%
One Meadowlands Plaza East Rutherford, NJ 07073

John W. Kluge	17,686,669	(2)(8)	17.0%
810 Seventh Avenue New York, New York 10019

Stuart Subotnick	18,000,994	(2)(8)	17.3%
810 Seventh Avenue New York, New York 10019

Black Horse Group of Companies	9,947,670	(3)(8)	9.6%
45 Rockefeller Plaza, 20(th) Floor New York, NY 10011

News PLD LLC	9,136,744	(4)	8.8%
1211 Avenue of the Americas New York, New York 10036

Mark Hauf	9,110,000	(5)	8.8%
8000 Tower Point Drive Charlotte, North Carolina 28227

	Number of Shares of
	Common Stock	Percentage of
	Beneficially	Outstanding
Name and Address of Beneficial Owner	Owned(1)	Common Stock
FURSA Alternative Strategies LLC	7,907,610 (6)	7.7%
444 Merrick Road, 1st Floor Lynbrook, New York 11563

D.E. Shaw Group of Companies	6,813,000 (7)	6.6%
120 West 45(th) Street, Tower 45, 39th Floor New York, NY 10036

(1)	Unless otherwise indicated by footnote, the named persons have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2)	The amounts set forth in the table above include 12,415,455 shares of Common Stock beneficially owned by Messrs. Kluge and Subotnick through Metromedia Company, a Delaware general partnership owned and controlled by John W. Kluge and Stuart Subotnick. In addition, the amounts set forth for Mr. Kluge and Mr. Subotnick include shares owned directly by a trust affiliated with Mr. Kluge (the “Kluge Trust”) of which Mr. Subotnick is a trustee. The Kluge Trust directly owns 5,271,214 shares of Common Stock (which includes, on an as converted basis, 200,000 shares of 7.25% cumulative convertible Preferred Stock, that are currently convertible into 666,666 shares of Common Stock). Mr. Subotnick disclaims beneficial ownership of the shares owned by the Kluge Trust. The amount set forth above for Mr. Subotnick also includes 314,325 shares of Common Stock owned directly by Mr. Subotnick.

(3)	Pursuant to a report on Form 4 filed with the SEC on June 26, 2007. The amount set forth in the table includes (i) 5,972,468 shares of Common Stock owned by Black Horse Capital LP (the “BH Domestic Fund”), (ii) 1,927,833 shares of Common Stock beneficially owned by Black Horse Capital (QP) LP (the “BH QP Fund”) and (iii) 1,331,695 shares of Common Stock beneficially owned by Black Horse Capital Offshore, Ltd. (the “BH Offshore Fund”). In addition, the amounts set forth in the table also includes shares of Common Stock, on an converted basis, 196,282 shares of 7.25% cumulative convertible Preferred Stock, that are currently convertible into 654,274 shares of Common Stock) and held by the following funds: (i) 419,900 shares of Common Stock owned by the BH Domestic Fund, (ii) 139,807 shares of Common Stock beneficially owned by the BH QP Fund and (iii) 94,567 shares of Common Stock beneficially owned by the BH Offshore Fund. Black Horse Capital Management LLC (“BH Management”) beneficially owns the shares held by the BH Domestic Fund and the BH QP Fund. Black Horse Capital Advisors LLC (“BH Advisors”) beneficially owns the shares held by the BH Offshore Fund. Mr. Dale Chappell and Mr. Brian Sheehy, controlling persons of each of BH Management and BH Advisors, are each deemed to beneficially own the 9,886,270 shares of Common Stock owned by BH Management and BH Advisors. The amount set forth in the table also includes 61,400 shares of Common Stock beneficially owned by Mr. Sheehy personally (which includes, on an as converted basis, 840 shares of 7.25% cumulative convertible Preferred Stock, that are currently convertible into 2,800 shares of Common Stock).

(4)	Pursuant to a report on Schedule 13D filed with the SEC on October 8, 1999 by (i) The News Corporation Limited, a South Australia, Australia corporation, with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News America Incorporated, a Delaware corporation, with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, (iii) News PLD LLC, a Delaware limited liability company, with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, and (iv) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, CA 90035. News PLD LLC primarily holds, manages and otherwise deals with The News Corporation affiliates’ investment in the Company.

(5)	An award of up to 9,110,000 shares of restricted Common Stock was granted by the Company to Mr. Hauf on May 25, 2007 pursuant to the Stock Incentive Plan. These shares of restricted Common Stock are subject to transfer and forfeiture conditions outlined in a restricted stock award agreement and in the Stock Incentive Plan. Of the total number of shares of Common Stock subject to the restricted stock award, 2,610,000 were granted in order to make Mr. Hauf whole, on a net after-tax basis, for potential “golden parachute” excise taxes in the event of a change in control of the Company in which shareholders of the Company receive cash consideration. These shares vest only to the extent necessary to cover such excise taxes and will be forfeited to the extent not necessary for that purpose. The Company has also agreed to pay Mr. Hauf any additional cash payments necessary to keep him whole in respect of such taxes to the extent not covered by the vesting of these restricted shares. If a change in control occurs in which the Company’s shareholders do not receive cash consideration, the Company will pay Mr. Hauf in cash to keep him whole for the “golden parachute” excise taxes. The remainder of the award, 6,500,000 shares, will vest according to the following schedule: 50% vest on the first anniversary of the date the award was granted (which anniversary will first occur on May 25, 2008) and 25% vest on each of the second and third anniversaries of the date of grant, subject to Mr. Hauf’s continued employment with the Company on each such vesting date. In addition, any unvested portion of the award will fully vest immediately (i) upon a change in control of the Company, (ii) upon termination of Mr. Hauf’s employment by the Company without cause, (iii) if Mr. Hauf resigns for good reason, (iv) upon Mr. Hauf’s death or (v) upon the termination of Mr. Hauf’s employment by the Company due to Mr. Hauf’s disability. (Change in control has the same meaning as in the Stock Incentive Plan; cause, good reason and disability are defined in the restricted stock award agreement.)

(6)	Pursuant to a report on Schedule 13D/A filed with the SEC on July 3, 2007 by FURSA Alternative Strategies LLC, a Delaware limited liability company, with principal executive offices at 444 Merrick Road, 1st Floor, Lynbrook, New York 11563.

(7)	Pursuant to a report of Schedule 13D/A filed with the SEC on December 19, 2006 by (i) D.E. Shaw Laminar Portfolio, L.L.C., a Delaware limited liability company, (ii) D.E. Shaw & Co., L.P., a Delaware limited partnership, (iii) David E. Shaw & Co., L.L.C., a Delaware limited liability company and (iv) David E. Shaw, a United States citizen, all of which have a business address at 120 West 45th Street, Tower 45, 39th Floor, New York, New York 10036.

(8)	Upon a holder’s decision to convert shares of Preferred Stock to shares of Common Stock, all accrued and/or accumulated dividends are immediately due and payable and may be paid, at the Company’s option, either in cash, in shares of Common Stock or by a combination of cash and Common Stock. By way of example only, based on the June 30, 2007, conversion value of currently accrued and/or accumulated dividends, if the Kluge Trust on that date had elected to convert its shares of Preferred Stock and upon such election the Company decided to pay the outstanding dividends with Common Stock, then the Kluge Trust would have received an additional 379,971 shares of Common Stock, which would be in addition to those beneficially owned shares of Common Stock reported for Mr. Kluge and Mr. Subotnick.

     Securities Beneficially Owned by Directors and Executive Officers
     The following table sets forth the beneficial ownership of Common Stock as of June 30, 2007 with respect to (i) each director, (ii) each current and former executive officer of the Company named in the Summary Compensation Table under “Executive Compensation” and (iii) all directors and executive officers as a group.

	Number of Shares of		Percentage of
	Common Stock		Outstanding
Name of Beneficial Owner	Beneficially Owned (1)(8)		Common Stock
Mark S. Hauf	9,110,000	(2)	8.7%
Harold F. Pyle, III	100,000		*
Natalia Alexeeva	-0-		*
B. Dean Elledge	635		*
David Lee	-0-		*
John S. Chalsty	60,000	(3)	*
David Gale	81,833	(4)(9)	*
Alan K. Greene	-0-		*
Wayne Henderson	-0-		*
Clark A. Johnson	284,500	(5)	*
I. Martin Pompadur	110,000	(6)	*
Stuart Subotnick	18,000,994	(7)(9)	17.3%
All Directors and Executive Officers as a group (12 persons)	27,749,962		26.6%

*	Holdings do not exceed one percent of the total outstanding shares of Common Stock.

(1)	Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2)	An award of up to 9,110,000 shares of restricted Common Stock was granted by the Company to Mr. Hauf on May 25, 2007 pursuant to the Stock Incentive Plan. The shares of restricted Common Stock are subject to transfer and forfeiture conditions outlined in the restricted stock award agreement and the Stock Incentive Plan. Of the total number of shares of Common Stock subject to the restricted stock award, 2,610,000 were granted in order to make Mr. Hauf whole, on a net after-tax basis, for potential

“golden parachute” excise taxes in the event of a change in control of the Company in which shareholders of the Company receive cash consideration. These shares vest only to the extent necessary to cover such excise taxes and will be forfeited to the extent not necessary for that purpose. The Company has also agreed to pay Mr. Hauf any additional cash payments necessary to keep him whole in respect of such taxes to the extent not covered by the vesting of these restricted shares. If a change in control occurs in which the Company’s shareholders do not receive cash consideration, the Company will pay Mr. Hauf in cash to keep him whole for the “golden parachute” excise taxes. The remainder of the award, 6,500,000 shares, will vest according to the following schedule: 50% vest on the first anniversary of the date the award was granted (which anniversary will first occur on May 25, 2008) and 25% vest on each of the second and third anniversaries of the date of grant, subject to Mr. Hauf’s continued employment with the Company on each such vesting date. In addition, any unvested portion of the award will fully vest immediately (i) upon a change in control of the Company, (ii) upon termination of Mr. Hauf’s employment by the Company without cause, (iii) if Mr. Hauf resigns for good reason, (iv) upon Mr. Hauf’s death or (v) upon the termination of Mr. Hauf’s employment by the Company due to Mr. Hauf’s disability. (Change in control has the same meaning as in the Stock Incentive Plan; cause, good reason and disability are defined in the restricted stock award agreement.)

(3)	Includes currently exercisable options to acquire 50,000 shares and 10,000 shares of Common Stock at exercise prices of $0.36 and $0.50 per share, respectively, under the 1996 Stock Incentive Plan.

(4)	Includes 21,000 shares of Common Stock beneficially owned through Delta Dividend Group, Inc., of which Mr. Gale is President and majority (55%) owner. In addition, includes on an as converted basis 18,250 shares of Preferred Stock, beneficially owned through Delta Dividend Group, Inc., which shares are currently convertible into 60,773 shares of Common Stock.

(5)	Includes currently exercisable options to acquire 50,000 and 5,000 shares of Common Stock at exercise prices of $2.80 and $11.875 per share, respectively, under the 1996 Stock Incentive Plan.

(6)	Includes currently exercisable options to acquire 50,000; 50,000; and 10,000 shares of Common Stock at exercise prices of $4.50; $2.80; and $0.50 per share, respectively, under the 1996 Stock Incentive Plan.

(7)	Includes 12,415,455 shares of Common Stock beneficially owned by Mr. Kluge and Mr. Subotnick through Metromedia Company, a Delaware general partnership owned and controlled by Messrs. Kluge and Subotnick. In addition, the amounts set forth for Mr. Subotnick include shares directly owned by the Kluge Trust. The Kluge Trust directly owns 5,271,214 shares of Common Stock (which includes, on an as converted basis, 200,000 shares of Preferred Stock, which are currently convertible into 666,666 shares of Common Stock). Mr. Subotnick disclaims beneficial ownership of the shares owned by the Kluge Trust. The amount set forth for Mr. Subotnick also includes 314,325 shares of Common Stock owned directly by Mr. Subotnick.

(8)	Includes currently exercisable options to acquire shares of Common Stock in the amounts and at the exercise prices set forth in the footnotes above, and also includes, on an as converted basis, 218,250 shares of Preferred Stock, which are currently convertible into 727,499 shares of Common Stock.

(9)	Upon a holder’s decision to convert shares of Preferred Stock to shares of Common Stock, all accrued and/or accumulated dividends are immediately due and payable and may be paid, at the Company’s option, either in cash, in shares of Common Stock or by a combination of cash and Common Stock. By way of example only, based on the June 30, 2007, conversion value of currently accrued and/or accumulated dividends, if the Kluge Trust on that date had elected to convert its shares of Preferred Stock and upon such election the Company decided to pay the outstanding dividends with Common Stock, then the Kluge Trust would have received an additional 379,971 shares of Common Stock, which would be in addition to those beneficially owned shares of Common Stock reported for Mr. Subotnick. Were Mr. Gale to have elected to convert his Preferred Stock under the same conditions, then Mr. Gale would have received an additional 34,672 shares of Common Stock, which would be in addition to those beneficially owned shares of Common Stock reported for Mr. Gale.

     Effects of the Offer and the Merger on Metromedia’s Equity Compensation Plans and Agreements and Arrangements between Metromedia and its Executive Officers and Directors
     Certain members of Metromedia’s management and board of directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to or different from their interests as Metromedia stockholders generally. The Board was aware of these interests, and considered them, among other matters, in approving (with Mr. Gale dissenting) the Merger Agreement and the transactions contemplated thereby. As described below, the consummation of the Offer will constitute a change in control of Metromedia for the purpose of determining whether Metromedia directors and executive officers are entitled to certain benefits.
     Restricted Stock Award
     As of the date hereof, the Company’s Chairman, President and Chief Executive Officer, Mark S. Hauf, holds 9,110,000 shares of restricted Common Stock, which were granted to him by the Company on May 25, 2007, pursuant to the Stock Incentive Plan. None of these shares are currently vested.
     Of the total number of shares subject to this restricted stock award, 6,500,000 shares will fully vest immediately prior to the consummation of a change in control of the Company. The consummation of the Offer will constitute a change in control for these purposes. As such, the total value of these shares will equal $11,700,000, based on the $1.80 per share price in the Offer.
     The remaining 2,610,000 shares subject to the restricted stock award were granted in order to make Mr. Hauf whole, on a net after-tax basis, for potential “golden parachute” excise taxes in the event of a change in control of the Company in which stockholders of the Company receive cash consideration. These shares vest only to the extent necessary to cover such excise taxes and will be forfeited to the extent not necessary for that purpose. If all of these shares vest, the total value of the shares will equal $4,698,000, based on the $1.80 per share price in the Offer. The Company has also agreed to pay Mr. Hauf any additional cash payments necessary to keep him whole in respect of such taxes to the extent not covered by the vesting of these restricted shares. If a change in control occurs in which the Company’s stockholders do not receive cash consideration, the Company will pay Mr. Hauf in cash to keep him whole for the “golden parachute” excise taxes.
     Stock Options
     Pursuant to the Merger Agreement, all unexercised options to purchase shares of Common Stock that were issued under the Metromedia International Group, Inc. 1996 Incentive Stock Plan, as amended and restated effective November 12, 1997 (the “1996 Plan”), all of which are vested as of the date hereof, will be cancelled in the Merger in exchange for the right of each option holder to receive a cash payment equal to the excess, if any, of the $1.80 per share merger consideration over the exercise price per share of such holder’s options. As of the date hereof, certain directors of the Company hold unexercised options granted under the 1996 Plan; no executive officers of the Company hold any such options.
     The following table sets forth the total number of vested stock options held as of the date hereof by each director, the exercise price per option and the cash payment that each director will be entitled to receive in connection with the Merger Agreement, based on a $1.80 per share price. To the extent any director holds options with an exercise price that is equal to or greater than $1.80 per share, he will not receive any cash in connection with the Merger Agreement, and his options will be cancelled.

			Value Realized
			from Cancellation
	Exercise	Options	of Options for
	Price	Outstanding	Consideration(1)
John Chalsty	$0.3600	50,000	$72,000
	$0.5000	10,000	$13,000

I. Martin Pompadur	$0.5000	10,000	$13,000

(1)	The dollar amount for each director in the “Value Realized from Cancellation of Options for Consideration” column is equal to the difference between $1.80 and the exercise price of the relevant options multiplied by the number of shares of Common Stock underlying the vested options held immediately prior to the Merger.
     CEO Severance Pay
     Mr. Hauf has entered into an employment agreement with the Company, which provides for certain severance payments and benefits if Mr. Hauf is terminated by the Company without cause or by Mr. Hauf with good reason (as cause and good reason are defined in the employment agreement), subject to Mr. Hauf’s execution of a release of claims and continued compliance with certain restrictive covenants. The severance payments consist of continued payment of Mr. Hauf’s base salary for (i) 18 months, if his termination of employment does not occur within the one-year period following a change in control, or (ii) 36 months, if his termination occurs within the one-year period following a change in control. The consummation of the Offer will be a change in control for purposes of the employment agreement. The employment agreement also provides that, if necessary to avoid the application of Section 409A of the U.S. Internal Revenue Code, Mr. Hauf will not receive any of the above amounts until six months after his termination of employment or his death. If Mr. Hauf receives severance pursuant to clause (i) above, it will equal $825,000; if he receives severance pursuant to clause (ii) above, it will equal $1,650,000. The other severance benefit consists of continued medical and dental insurance for the applicable period of salary continuation described above.
     Stay Bonus Award for Mr. Elledge
     On May 25, 2007, the Company entered into a stay bonus agreement with B. Dean Elledge, the Company’s Vice President of Finance and Chief Accounting Officer, to pay Mr. Elledge a $50,000 stay bonus if Mr. Elledge remains employed with the Company for nine months after such date. If Mr. Elledge’s employment is terminated before the expiration of nine months, either (i) by the Company without cause, or (ii) following a change in control, by Mr. Elledge for good reason (as cause and good reason are defined in the stay bonus agreement), he will receive the stay bonus on the date of termination. The consummation of the Offer will constitute a change in control for purposes of Mr. Elledge’s stay bonus agreement.
     Transaction Bonus Awards
     On July 13, 2007, Metromedia entered into Transaction Bonus and Severance Agreements (the “Transaction Bonus and Severance Agreements”) with each of Harold F. Pyle, III, the Company’s Chief Financial Officer, Mr. Elledge and Natalia Alexeeva, the Company’s Vice President, General Counsel and Secretary.
     Pursuant to the Transaction Bonus and Severance Agreements, each officer party thereto is entitled to receive the following payments and benefits:
     • Transaction Bonus. Each officer will receive a cash bonus, paid in a single lump sum (the “Transaction Bonus”), upon the consummation, prior to December 31, 2007, of the transactions contemplated by the Merger Agreement, or any other transaction involving a sale by the Company of its securities or assets entered into in lieu of such transactions (an “Alternative Transaction”). If a change in control occurs in connection with the cash tender offer component of the transactions contemplated by the Merger Agreement or an Alternative Transaction, and, following such change in control but prior to the payment of the Transaction Bonus, the officer’s employment is terminated by the Company without cause or the officer resigns with good reason, then such officer will receive the Transaction Bonus on the date of his or her termination of employment. (“Change in control”, “cause” and “good reason” are all defined in the Transaction Bonus and Severance Agreements.) The Transaction Bonus that Messrs. Pyle and Elledge may become entitled to is, for each officer, $175,000. The Transaction Bonus that Ms. Alexeeva may become entitled to is $100,000.
     • Severance. The Company will provide each officer with severance in the form of salary continuation for the periods specified below. The severance will be payable upon termination of the employment of any such officer by the Company other than for cause or due to his or her disability, or if such officer resigns with good reason. Each such officer will also continue to receive, during such salary continuation period, medical and dental benefits at the same level of benefit in effect immediately prior to the date of termination, at the Company’s expense. For Messrs. Pyle and Elledge, any severance that the officer may become entitled to under the Transaction Bonus and Severance Agreements upon a termination of employment by the Company without cause will be offset by the officer’s right to severance in such circumstance pursuant to bonus letters entered into between the officer and the Company on August 4, 2005.
Severance Benefits – Salary and Benefits Continuation Period

Involuntary Termination
	Involuntary Termination	Within One Year
Name	Before a Change in Control	After a Change in Control
Mr. Pyle	6 months	12 months
Mr. Elledge	3 months	6 months
Ms. Alexeeva	3 months	6 months
     Other Executive Severance Pay
     Under the terms of bonus letters entered into between the Company and each of Messrs. Pyle and Elledge, such executives are entitled to one-time cash bonuses if certain performance requirements are met. The Offer and the other transactions contemplated by the Merger Agreement will not trigger the payment of these bonuses. However, the bonus letters do provide that, if either Mr. Pyle or Mr. Elledge is terminated at any time by the Company without cause (as defined in the bonus agreements), then the executives are each entitled to a one-time, lump-sum cash bonus equal to $416,500 for Mr. Pyle and $233,000 for Mr. Elledge (“Bonus Severance”). However, if as a result of the termination of the employment of Mr. Pyle or Mr. Elledge, such executive becomes entitled to receive the Bonus Severance, then there will be a dollar for dollar offset from the severance Mr. Pyle or Mr. Elledge (as applicable) would otherwise be eligible to receive under the Transaction Bonus and Severance Agreements described above.
     Best Price Rule Approval
     In connection with the approval by a majority of the Board (with Mr. Gale dissenting) of the Merger Agreement, the Compensation Committee of the Company

Board (composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) unanimously approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, applicable aspects of the foregoing compensation arrangements as “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.
     Director and Officer Indemnification and Insurance.
     The Merger Agreement provides that, from and after the effective time of the Merger, Parent will, and will cause the surviving corporation in the Merger to, cause the Certificate of Incorporation and Bylaws or similar organizational documents of the surviving corporation and its subsidiaries to contain provisions no less favorable with respect to indemnification than are set forth in the Certificate of Incorporation and Bylaws, respectively, or similar organizational documents of the Company and its subsidiaries as of the date of execution of the Merger Agreement for a period of six years. The Merger Agreement also provides that, from and after the effective time, Parent will, and will cause the surviving corporation to, fulfill and honor in all respects, to the fullest extent permitted under applicable law, the obligations of the Company pursuant to any indemnification, exculpation and advancement of expenses provisions in favor of each present or former director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) contained in the Certificate of Incorporation or Bylaws of the Company or similar organizational documents of its subsidiaries, or in any agreement between an Indemnified Party and the Company in effect as of the date of the Merger Agreement, with respect to any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the effective time of the Merger), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission, in his or her capacity as a director or officer of the Company or any of its subsidiaries, occurring at or before the effective time of the Merger. In the event of any such claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the surviving corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel will be reasonably satisfactory to the surviving corporation, promptly after statements therefor are received (provided the applicable Indemnified Party provides an undertaking, to the extent required by applicable law, the Certificate of Incorporation or Bylaws of the Company or similar organizational documents of its subsidiaries, or by the applicable agreement between an Indemnified Party and the Company, to repay all advanced expenses if it is finally judicially determined that such Indemnified Party is not entitled to indemnification), and (ii) the surviving corporation will cooperate in the defense of any such matter; provided, however, that the surviving corporation will not be liable for any settlement effected without the surviving corporation’s prior written consent; and provided, further, that the surviving corporation will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single action, except to the extent that two or more of such Indemnified Parties will have conflicting interests in the outcome of such action. If any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim will continue until the disposition of such claim.
     The Merger Agreement further provides that, at or prior to the date that tendered shares are accepted and paid for by Purchaser (the “Acceptance Date”), the Company will purchase, at the Company’s expense and subject to the prior approval of Parent (such approval not to be unreasonably withheld), an extended “tail” reporting period for the Company’s directors’ and officers’ liability insurance in effect as of the date of the Merger Agreement (the “Current D&O Policy”). The extended “tail” reporting period will (i) be for an effective period of six years after the Acceptance Date, (ii) be for the benefit of persons who are covered by the Current D&O Policy, (iii) be purchased at a premium not in excess of $1.7 million and (iv) contain terms with respect to coverage and amount no less favorable than those contained in the Current D&O Policy. Notwithstanding the foregoing, if such extended “tail” reporting period cannot be obtained, or can only be obtained by the payment of a premium in excess of $1.7 million, then the Company will only be required to purchase such extended period, if any, as may be available for such length of time as can be obtained by the payment of a premium not in excess of such amount. The Merger Agreement provides that if such “tail” policy has been obtained by the Company prior to the Acceptance Date, Parent and the Company will maintain such “tail” policy in full force and effect for its full term and will continue to honor the Company’s obligations thereunder.
Item 4. The Solicitation or Recommendation.
     Background
     From time to time over the course of the past several years, the Board and the Company’s senior management, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view toward enhancing stockholder value. The following describes this process and the events leading up to the Offer and the Merger, as contemplated by the Merger Agreement.
     Information set forth below regarding Purchaser, Parent or their affiliates was provided by such parties. In preparing the following disclosure, the Company has relied on, and disclaims any responsibility for, the accuracy or completeness of such information, which without limiting the foregoing includes any information regarding meetings or discussions in which the Company did not participate.
     On April 23, 2004, Metromedia entered into a binding memorandum of understanding (the “Magticom MOU”) with Dr. George Jokhtaberidze, co-founder of and strategic partner in Metromedia’s Georgian mobile telephony business venture Magticom Ltd. (“Magticom”), providing for Dr. Jokhtaberidze to convey his 51% interest in Magticom to a wholly owned subsidiary of the Company, ITC Cellular, LLC (formerly International Telcell Cellular, Inc.) (“ITC Cellular”), in exchange for a 49.9% interest in ITC Cellular plus certain cash consideration. The Company was to retain the remaining

50.1% majority ownership of ITC Cellular, giving the Company an indirect 42.8% ownership interest in Magticom upon completion of all transactions contemplated by the Magticom MOU.
     Around the time of the Magticom MOU, ITC Cellular entered into a memorandum of understanding with the Office of the Economic Advisor to the President of Georgia (the “Option MOU”) providing for ITC Cellular to issue an assignable option to purchase a 20% ownership interest in Magticom after completion of the transactions contemplated by the Magticom MOU. The option contemplated by the Option MOU was exercisable at a valuation of two-and-one-half (2.5) times the trailing twelve month EBITDA of Magticom. Upon exercise of the option contemplated by the Option MOU, the Company’s interest in Magticom would have been reduced to 32.8%.
     At a meeting of the Board held on July 29, 2004, the Company’s senior management informed the Board of a number of unsolicited expressions of interest received from third parties interested in acquiring the Company’s core assets in Russia, a 71% interest in ZAO PeterStar (“PeterStar”), and the country of Georgia, an effective 34.5% interest in Magticom at the time (subject to later change in consideration based on ability to exercise the Company’s rights and obligations under the Magticom MOU and the Option MOU). At its meeting, the Board conducted a review of the Company’s business plans, the potential value which might in the future be realized in connection with pursuing these business plans, the risks associated with pursuit of these business plans, the potential monetized values of its core assets which might be realized in the short run, and the risks involved in seeking to realize those values in various transactions. Senior management also provided an overview of the range of companies that might be interested in pursuing an acquisition of Company assets or other strategic transaction with the Company, the types of transactions that might be pursued, and the values that might be achievable. The Company’s legal advisors reviewed with the Board the various structures any acquisition or other strategic transaction might take and the legal standards applicable to the Board’s decision-making process. Following further discussion and deliberation, the Board concluded that it would be in the best interest of the Company and its stockholders to further explore specific strategic alternatives available to the Company.
     At the July 29, 2004 meeting, the Board formed a Special Committee (the “Special Committee”) of independent directors in order to implement the review of strategic alternatives and make recommendations to the Board. The Board directed the Special Committee to work with senior management and the Company’s legal advisors to analyze actions the Company could take to maximize value for its stockholders, including actions not involving a sale of the Company or its assets as well as the solicitation of proposals from third parties interested in purchasing the Company or all or certain of its assets (a “Potential Transaction”).
     At a meeting of the Special Committee on July 29, 2004, the Special Committee authorized Mark Hauf, the Company’s President and Chief Executive Officer, to contact interested third parties, including the parties with whom senior management had prior contact as well as other prospective third parties, and to conduct exploratory discussions regarding pursuing a Potential Transaction. Throughout the months of August and September 2004, Mr. Hauf and other members of the Company’s senior management held discussions with several interested third parties, executed a number of confidentiality agreements and provided preliminary due diligence materials to Potential Transaction partners.
     On September 7 and 14, 2004, the Special Committee met to establish a timetable and set of procedures to govern the process by which the Special Committee would accept specific proposals from third parties interested in pursuing a Potential Transaction. The Special Committee also discussed the retention of a financial advisor for the Company and received a status update from Mr. Hauf on discussions between members of senior management and parties interested in pursuing a Potential Transaction.
     During the weeks of September 13 and 20, 2004, the Special Committee, along with senior management and the Special Committee’s legal advisors, met with several investment banking firms. After deliberation, the Special Committee retained Evercore Group L.L.C. (“Evercore”) to assist it and the Board in evaluating actions the Company could take to maximize value for its stockholders, including action with respect to proposals received from third parties interested in pursuing a Potential Transaction.
     On September 27 and 28, 2004, the Special Committee received proposals from a number of third parties interested in pursuing a Potential Transaction. The proposals received included bids to purchase the Company as a whole and bids to purchase the Company’s core assets in Russia and the country of Georgia.
     Over the course of the next two days the Special Committee met with its legal and financial advisors in order to review, analyze and evaluate each of the proposals received. The Special Committee also sent a reply communication to each of the prospective bidders seeking additional information and certain clarifications with respect to their proposals in an effort to refine and standardize the proposals.
     On October 1, 2004, the Special Committee received responses from certain of the prospective bidders. During the weekend of October 2 and 3, 2004, Company senior management engaged in informal exploratory discussions with representatives of two prospective bidder groups who submitted proposals for the acquisition of only certain of the Company’s assets in order to determine whether they would be interested in submitting a joint proposal for the acquisition of the Company as a whole. The prospective bidders (collectively, the “2004 Group”) included First National Holding S.A. (“First National”) and Emergent Telecom Ventures S.A. (“Emergent”), who were interested in the acquisition of the Company’s core assets in Russia, and Baring Vostok Capital Partners (Cyprus) Limited (“Baring Vostok”) and Capital International Private Equity Fund IV, L.P. (“Capital International”), who were interested in the acquisition of the Company’s core assets in the country of Georgia.

     On October 4, 2004, the Special Committee received a joint proposal from the 2004 Group for the acquisition of the Company as a whole. Later that day, the Special Committee met again with its legal and financial advisors in order to review, analyze and evaluate the responses received from certain of the prospective bidders to its reply communication and the joint proposal received from the 2004 Group. The Special Committee and its advisors also discussed the structure and mechanics of a Potential Transaction, including the tax treatment of the proposed Potential Transactions and a financial analysis prepared by Evercore of each of the proposals received. In addition, the Special Committee reviewed Evercore’s analysis of the Company’s stand-alone business plans, the potential values that the Company might achieve on a stand-alone basis, and the risks involved in seeking to achieve those values. Following these reviews and further discussion, the Special Committee determined to meet with each of the bidding parties in an effort to ensure that each party had made its best offer.
     On October 5 and 6, 2004, the Special Committee, along with its legal and financial advisors, met in person with each of the prospective bidders who submitted proposals to the Special Committee, and who had responded to the Special Committee’s reply communication seeking additional information and clarification with respect to such proposals or otherwise remained in continued correspondence with the Special Committee and its legal and financial advisors. Over the course of the following two weeks, senior management continued to have exploratory discussions with other third parties who executed confidentiality agreements with respect to a Potential Transaction, but these discussions did not result in any formal proposal for a Potential Transaction.
     On October 7, 2004, the Special Committee and its advisors updated the Board on the processes and procedures the Special Committee followed in exploring a Potential Transaction. The Board received and discussed a financial analysis prepared by Evercore of each of the proposals received. In addition, the Board received and discussed Evercore’s analysis of the Company’s stand-alone business plans, the potential values that the Company might achieve on a stand-alone basis, and the risks involved in seeking to achieve those values. The Board and its legal and financial advisors discussed the anticipated process and timing to complete a Potential Transaction. The Board instructed Evercore to contact certain additional third parties who had not submitted proposals to the Special Committee with respect to a Potential Transaction to date to assess their interest in making a proposal.
     On October 14, 2004, the Special Committee and its legal and financial advisors met with the 2004 Group to discuss the proposal they submitted jointly on October 4. In particular, the Special Committee and the 2004 Group discussed the structuring, financing and conditions of the 2004 Group’s proposal.
     On October 15, 2004, the Special Committee met with its legal and financial advisors to discuss the advisability of delaying the sale process in light of economic and political conditions and future prospects in eastern Europe. After deliberations and further discussion it was agreed that it was in the best interest of the

Company and its stockholders for the Special Committee to continue to actively explore the possibility of a Potential Transaction.
     At a meeting on October 24, 2004, the Board reviewed all the proposals received with respect to a Potential Transaction. At this meeting, senior management and the Company’s legal and financial advisors reviewed with the Board the legal and financial aspects of the various proposals received to date, including the significant issues and risks of each proposal, the structure, mechanics and form of each proposal, the related tax treatment of each proposal and a financial analysis prepared by Evercore of each of the proposals received. The Board then commenced deliberations with respect to each of the proposals received. The two proposals that implied the highest enterprise value of the Company, including one submitted by the 2004 Group, were almost equal in terms of the value to be achieved by the Company’s stakeholders. Accordingly, the Board’s deliberations focused on the timing, financing risks and closing certainty related to these two proposals as well as the risks to the Company’s business between the signing and consummation of any transaction contingent on the identity of the purchaser selected by the Company. After receiving advice from its legal and financial advisors, the Board determined that, subject to resolution of remaining issues, it would be in the Company’s best interest and the best interests of the Company’s stockholders to continue to try to resolve the remaining issues with the 2004 Group pertaining to the 2004 Group’s proposal submitted on October 4, 2004. The Board instructed the Special Committee, senior management and the Company’s legal and financial advisors to negotiate with the 2004 Group to try to resolve the remaining issues and enter into a non-binding letter of intent.
     On November 2, 2004, the Special Committee met with its legal and financial advisors to discuss the terms and conditions set forth in the draft term sheet proposed by the 2004 Group and delivered to the Special Committee. At that meeting the Special Committee also retained the services of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to assist it and the Board in evaluating the fairness of a Potential Transaction, from a financial point of view, to the Preferred Stockholders if any such transaction were to be consummated. During this time, the Company’s senior management continued discussions with other third parties who had submitted proposals to the Special Committee. However, these discussions did not result in the submission of any new or revised proposals. Accordingly, the Special Committee, after consultation with their legal and financial advisors and members of senior management, decided to agree to the 2004 Group’s request for the Company to enter into a non-binding letter of intent with the 2004 Group containing a customary non-solicitation agreement until January 17, 2005, and therefore cease discussions regarding a Potential Transaction with parties other than the 2004 Group during that time.
     On November 3, 2004, the Company entered into a non-binding letter of intent with the 2004 Group, which provided for a merger of the Company with and into a special purpose vehicle to be formed by the 2004 Group. The letter of intent assigned an aggregate enterprise value to the Company of US $300 million (taking into account the Company’s obligations under the Magticom MOU and the Option MOU), of which approximately US $152 million was to be used to retire the Company’s outstanding 10 1/2 % Senior Discount Notes Due 2007, and the remaining US $148 million, after reduction for certain transaction related expenses, was to be allocated between the Preferred Stockholders and the Common Stockholders in a manner to be determined by the Board prior to the execution of any definitive merger agreement. The 2004 Group’s letter of intent contained a number of conditions, including, without limitation, the 2004 Group’s successful completion of due diligence during a limited exclusivity period, the receipt of commitments for all financing contemplated in the 2004 Group’s acquisition proposal, the attainment of projected corporate cash balance and liability levels of the Company, and negotiation and execution of definitive transaction agreements. The letter of intent also contained a customary non-solicitation agreement whereby the Company and its advisors were prevented from continuing discussions regarding a Potential Transaction with parties other than the 2004 Group. The Company initially granted the 2004 Group exclusivity until January 17, 2005 to pursue a due diligence review of the Company and negotiate a definitive merger agreement (subject to earlier termination under certain circumstances). However, the Company was permitted to terminate the letter of intent, including the exclusivity provisions, at any time upon payment of the expenses incurred by the 2004 Group in connection with its proposal, subject to a cap. The Company also authorized its legal advisors to prepare and negotiate the terms of definitive transaction documents.
     On November 9, 2004, the Company’s legal advisors sent a draft merger agreement to the legal advisors for the 2004 Group. At the same time, advisors for the 2004 Group began conducting substantial business, legal and tax due diligence on the Company and its subsidiaries. Commencing during the week of November 15, 2004, and continuing through December 15, 2004, senior management and the Company’s legal and financial advisors engaged in discussions and meetings with advisors for the 2004 Group for the purpose of facilitating business, legal and tax due diligence on the Company and its subsidiaries, negotiating the merger agreement and certain ancillary agreements, and seeking to verify that the 2004 Group’s financing contemplated in its acquisition proposal was satisfactorily committed and available.
     Beginning on November 18, 2004, and continuing through February 1, 2005, senior management and the Company’s legal and financial advisors engaged in discussions and meetings with representatives of an ad hoc group of Preferred Stockholders (the “2004 Preferred Group”) and certain significant Common Stockholders with respect to Company’s strategic alternatives and the allocation of any merger consideration received upon consummation of the proposed merger with the 2004 Group. On December 2, 2004, the Company agreed to reimburse the 2004 Preferred Group for its reasonable out-of-pocket fees and expenses of counsel, up to a cap, incurred in connection with such discussions and meetings.
     On November 23, 2004, the Board held a meeting to discuss the developments between senior management and the Company’s legal and financial advisors, on the one hand, and representatives of the 2004 Group, on the other hand, with respect to the 2004 Group’s proposal to acquire the Company. At this meeting,

Metromedia’s senior management and its legal and financial advisors apprised the Board of discussions and negotiations with representatives of the 2004 Group. Evercore and Houlihan Lokey presented a preliminary valuation of the Company and its subsidiaries. Following the presentation by Evercore and Houlihan Lokey, the Board discussed the factors it would consider in allocating the merger consideration received in a transaction with the 2004 Group among the Company’s stakeholders. The Board directed senior management and the Company’s legal and financial advisors to continue to negotiate definitive agreements with the 2004 Group so that the 2004 Group would be in a position to reaffirm its preliminary proposal to acquire the Company.
     Commencing on December 13, 2004, and continuing through January 6, 2005, the Company’s legal and financial advisors engaged in discussions and negotiations with representatives of the 2004 Group and its advisors regarding the 2004 Group’s ongoing business, legal and tax due diligence on the Company and its subsidiaries, the merger agreement and certain ancillary agreements to the merger agreement, and commitments for the 2004 Group’s financing contemplated by its acquisition proposal. During this period, Capital International notified the Company that it was no longer part of the 2004 Group, and Baring Vostok informed the Company that it would fund the entire portion of the purchase price that was previously expected to be funded by Capital International.
     On December 10 and 27, 2004, the Special Committee was briefed by its legal and financial advisors on the discussions and negotiations between senior management and the Company’s legal and financial advisors, on the one hand, and advisors to the 2004 Group, on the other hand, with respect to the 2004 Group’s proposal to acquire the Company by merger. The Special Committee reviewed the 2004 Group’s progress in performing its business, legal and tax due diligence on the Company and its subsidiaries and considered the terms and conditions being negotiated in the definitive merger agreement and related ancillary documents with the representatives of the 2004 Group.
     On January 5, 2005, the 2004 Group, without Capital International, confirmed to the Company that it had completed its due diligence investigation of the Company’s core telephony businesses in Russia and the country of Georgia, and that its remaining due diligence work would focus principally on the Company itself. In addition, the 2004 Group confirmed that it continued to assign an aggregate enterprise value to the Company of $300 million in respect of the proposed merger. The 2004 Group notified the Company that it expected to need more time than it initially anticipated to complete its due diligence review of the Company and therefore requested that the Company extend the exclusivity period from January 17, 2005 to February 14, 2005. The Company agreed to the 2004 Group’s request and granted the 2004 Group an extension of its exclusivity period to February 14, 2005.
     On January 14, 2005, Esopus Creek Capital LLC (including its affiliates, “Esopus”) filed a complaint in the Delaware Court of Chancery, Civil Action No. 1006-N, requesting an order summarily requiring that the Company hold an annual meeting of stockholders for the election of directors. On February 9, 2005, the Company announced that it would hold an annual meeting allowing for the election of directors simultaneously with any meeting called seeking a stockholder vote to approve a Potential Transaction and, if no such Potential Transaction was to arise prior to March 7, 2005, it would hold an annual meeting shortly thereafter. The Company later announced that it planned to hold a meeting of stockholders shortly following such time that the Company becomes current with its periodic filings with the United States Securities and Exchange Commission (the “SEC”). On March 29, 2005, Esopus filed a stipulation requesting that this case be dismissed and a dismissal was granted by the Delaware Court of Chancery on April 13, 2005.
     On January 17, 2005, the Company received a letter dated January 14, 2005, on behalf of Esopus demanding the right to examine, inspect and copy certain books and records of the Company. By letter dated January 24, 2005, the Company rejected the request as premature and because the demand failed to comply with the requirements of Delaware Law.
     On each of January 23 and February 1 and 2, 2005, the Board held a meeting to discuss, among other things, developments in the negotiations with the 2004 Group concerning the proposed merger. At the February 1 and February 2 meetings, senior management reported to the Board that the unaudited financial performance of Magticom for the fiscal year ended December 31, 2004 was unexpectedly higher than forecast. This improved performance was partially attributable to a favorable change in the currency exchange rate of Georgian lari to U.S. dollars. Senior management advised the Board that revised projections for Magticom were being prepared based on these most recent financial results. The Board directed senior management and Evercore to prepare a revised analysis and valuation of the Company and of its interest in Magticom in light of Magticom’s most recent financial performance.
     On February 8, 2005, the Board met with senior management and the Company’s legal and financial advisors. Evercore presented the Board with a revised analysis and valuation of the Company and of its interest in Magticom. The Board determined that the price offered by the 2004 Group for the Company was too low in light of the most recent financial performance of Magticom. Accordingly, the Board instructed senior management and its legal and financial advisors to seek a purchase price increase from the 2004 Group to adequately reflect the increased value attributable to the Company’s assets in the country of Georgia.
     On February 11, 2005, the Special Committee met with senior management and its legal and financial advisors and conducted a review of the terms and conditions of the proposed transaction with the 2004 Group and considered the financial attributes of the proposed transaction and the Company’s prospects if it were to sell only its interest in PeterStar and continue operating its business in the country of Georgia. Senior management also reported on phone calls and letters recently received from two separate third parties interested in exploring a Potential Transaction with the Company, one of which previously bid for the Company and its assets and one of which was previously contacted, but was only now expressing its interest in exploring a Potential Transaction. Senior management advised the Special Committee that, in light of the exclusivity arrangement in place with the 2004 Group through February 14, the Company had not yet responded to either party, other than to inform each of them of the Company’s obligations under its exclusivity arrangement with the 2004 Group.
     Also on February 11, 2005, the Company purchased an additional 51% ownership interest in Telecom Georgia from the Georgian government for a cash purchase price of $5.0 million, thereby increasing its ownership interest in Telecom Georgia to 81%.
     On February 14, 2005, the Company completed a restructuring of its interest in Magticom on terms reflecting those contained in the Magticom MOU. As part of the restructuring, the Company purchased an additional 8.3% interest in Magticom from Dr. Jokhtaberidze, thereby increasing the Company’s ownership interest in Magticom to 42.8%. A wholly owned subsidiary of the Company issued a promissory note in the amount of $23,085,896 to Dr. Jokhtaberidze in payment of the additional 8.3% Magticom interest the Company obtained. Following the restructuring, the entity created to hold the Company’s and Dr. Jokhtaberidze’s interest in Magticom paid $15 million to the Georgian government to cancel all of the Georgian government’s rights under the Option MOU. The $15 million payment was fully funded with cash contributions made by the Company and Dr. Jokhtaberidze in proportion to their respective 50.1% and 49.9% ownership interest in the entity that holds the Company’s and Dr. Jokhtaberidze’s interest in Magticom. With the consummation of these transactions, the Company became the owner of an effective 42.8% interest in Magticom with rights to exercise substantial oversight with respect to Magticom’s continuing business operations.
     Also on February 14, 2005, senior management and the Company’s legal and financial advisors met in person with representatives of the 2004 Group and its advisors. The Company’s legal and financial advisors informed the 2004 Group and its advisors that the Company would not proceed with the proposed transaction unless the 2004 Group increased the purchase price. Representatives of the 2004 Group responded that they would be willing to increase the purchase price from an enterprise value of $300 million to an enterprise value of approximately $317 million plus the assumption of the Company’s obligations under the $23,085,896 promissory note issued to Dr. Jokhtaberidze in payment of the additional 8.3% interest in Magticom obtained by the Company.
     Later on February 14, 2005, the Special Committee met with the senior management and its legal and financial advisors to discuss the increased enterprise value assigned to the Company by the 2004 Group. The Special Committee determined that the 2004 Group’s revised proposal still did not adequately reflect sufficient value for the Company’s increased ownership interest in Magticom based on reports of actual 2004 Magticom performance. As a result, the Special Committee decided that it could no longer recommend to the Board that the Company pursue the proposed merger with the

2004 Group. In light of its decision, the Special Committee decided that it would allow the 2004 Group’s exclusivity arrangement to expire on February 14, 2005 and the Special Committee directed the Company’s senior management and legal and financial advisors, following the expiration of the 2004 Group’s exclusivity, to contact the two parties that had recently expressed interest in pursuing a Potential Transaction with the Company in order to gauge their interest in any such transaction. The Special Committee also directed senior management and the Company’s legal and financial advisors to negotiate with First National and Emergent (together, the “PeterStar Buyers”) for the sale of the Company’s interest in PeterStar for a cash purchase price of no less than $212 million.
     On February 15, 2005, the Company announced that it reached a tentative agreement with the PeterStar Buyers, subject to agreement on final documentation and approval by the Company’s Board of Directors, for a sale of the Company’s entire interest in PeterStar for a purchase price of $212 million.
     From February 15 through 17, 2005, senior management and the Company’s legal and financial advisors engaged in discussions with other third parties who previously indicated an interest in pursuing a Potential Transaction in order to gauge their interest in acquiring the Company and/or certain of its assets at prices the Board would find acceptable. In connection with the foregoing, senior management and the Company’s legal and financial advisors had numerous discussions with, and provided due diligence information and a draft transaction agreement to, a potential buyer of the Company’s interest in PeterStar who had previously submitted a proposal to the Special Committee in September 2004 and was one of the parties that contacted the Company just prior to the expiration of the 2004 Group’s exclusivity period. However, the discussions with such third parties and the potential buyer of the Company’s interest in PeterStar did not result in the submission of any new or revised proposals. During this time period, senior management and the Company’s legal and financial advisors continued to negotiate for the sale of the Company’s interest in PeterStar to the PeterStar Buyers, including finalizing a share purchase agreement and certain ancillary agreements necessary to consummate the sale.
     On February 17, 2005, senior management and the Company’s legal advisors met with representatives of the PeterStar Buyers and their legal advisors to negotiate and finalize the terms of the share purchase agreement and certain ancillary agreements. As part of these negotiations, the PeterStar Buyers agreed to increase the purchase price for PeterStar from $212 million to $215 million.
     In the evening on February 17, 2005, at a special meeting of the Board, senior management and the Company’s legal and financial advisors provided the Board with an overview of their discussions with third parties over the course of the prior few days with respect to a Potential Transaction, and with the PeterStar Buyers with respect to a sale of the Company’s interest in PeterStar. Evercore presented the Board with its financial analysis of the sale of PeterStar to the PeterStar Buyers and rendered its opinion that, as of that date, the consideration to be received by the Company in the sale of PeterStar to the PeterStar Buyers was fair, from a financial point of view, to the

Company. The Board also discussed the Company’s prospects following the sale of PeterStar. The Board determined that it is expedient and in the best interests of the Company and its stockholders to enter into a share purchase agreement and, subject to the terms and conditions of such share purchase agreement, to sell all of its right, title and interest in and to PeterStar to the PeterStar Buyers. The Board also determined that it is in the best interests of the Company and its stockholders to continue the Company’s operation and development of its business interests in the country of Georgia. Accordingly, the Board passed resolutions authorizing the execution and delivery of the share purchase agreement in the form negotiated with the PeterStar Buyers and presented to the Board. During the evening of February 17, 2005, representatives of the PeterStar Buyers executed the share purchase agreement and the other ancillary agreements on behalf of all parties other than the Company. Mr. Hauf then executed the share purchase agreement and the other ancillary agreements on behalf of the Company. The Company and the PeterStar Buyers announced the execution of the share purchase agreement on February 18, 2005. The Company consummated the sale of PeterStar pursuant to the share purchase agreement on August 1, 2005.
     On August 8, 2005, using a portion of the cash proceeds from the sale of PeterStar, the Company completed the redemption of its outstanding $152.0 million 10 1/2 % Senior Notes due 2007 for an aggregate redemption price, including accrued and unpaid interest, of $157.7 million.
     On September 15, 2005, the Company and Dr. Jokhtaberidze, through the holding company International Telcell Cellular LLC (“International TC LLC”) (which is jointly owned by them), acquired the 14.5% economic interest in Magticom formerly owned by Western Wireless International (“Western Wireless”), for a cash price of $43.0 million (in proportion to their respective ownership interests in International TC LLC). As a result, the Company’s economic interest in Magticom increased to 50.1% since International TC LLC in consequence of the Western Wireless transaction, directly and indirectly, became the owner of 100% of Magticom. Prior to the purchase, Magticom issued a dividend of $17.0 million, net of 10% Georgian dividend withholding taxes, of which $7.3 million was distributed to the Company. The Company used the net proceeds from this dividend distribution to partially fund the purchase and funded its remaining portion of the purchase using corporate cash of approximately $14.3 million. Concurrent with this transaction, the Company paid in full all principal and accrued and unpaid interest due to Dr. Jokhtaberidze under the promissory note it had issued to Dr. Jokhtaberidze in the amount of $23,085,896 on February 14, 2005.
     In December 2005, Mohamed Amersi, a representative of Emergent, approached one of the Company’s advisors with an expression of interest to acquire the Company’s 50.1 % equity interest in Magticom. In early 2006, Mr. Hauf contacted Mr. Amersi to respond to his expression of interest and then met with Mr. Amersi in February of 2006 to discuss the matter in greater detail. Following this meeting, Mr. Hauf sent to Mr. Amersi’s financial advisor, Rothschild, Inc., materials prepared by the Company providing general information about Magticom relevant to a financial valuation of the Company’s interest in Magticom. Around the same time, Mr. Amersi told Mr. Hauf that he deemed the Company’s interest in Magticom to be worth approximately $350 million. After consideration, Mr. Hauf informed Mr. Amersi that such a valuation would be unlikely to lead to a transaction that could be realistically concluded, given the respective claims of the company’s two classes of stockholders on the enterprise value of the Company.
     On March 2, 2006, Mr. Hauf presented to the Board a report (previously circulated to the Board on February 1, 2006) on the status of the Company’s affairs, which included a discussion of the Company’s strategic options. Mr. Hauf noted that such options might include a Potential Transaction but that the Company might not be able to conduct a stockholder meeting to vote on any such Potential Transaction due to the Company’s current inability to communicate required financial information to the Company’s stockholders, such inability being caused by the Company’s tardiness in completing its outstanding financial statements and related SEC reports. Mr. Hauf also reported on recent approaches from two mobile operators interested in extending their operations in the country of Georgia through an acquisition of Magticom, although neither expression of interest resulted in a proposal for a Potential Transaction. Mr. Hauf also advised the Board that, in response to such expressions of interest, the Company asked Evercore, who had advised the Company in connection with the sale of PeterStar, to provide additional advisory services regarding the potential valuation of the Company’s interest in Magticom. At the time, the services provided by Evercore were limited to valuation advice and did not extend to conducting formal solicitations of interest in a Potential Transaction.
     At a meeting on May 8, 2006, the Board discussed Mr. Amersi’s initial expression of interest valuing the Company’s interest in Magticom at $350 million. Mr. Hauf advised the Board of his understanding that Mr. Amersi was working on bringing together a group of investors to engage in a Potential Transaction.
     Later that May, Mr. Hauf received a call from Mr. Amersi. Mr. Amersi informed Mr. Hauf that he had assembled a group of investors interested in pursuing a purchase of the Company’s interest in Magticom at a price of approximately $440 million and that the potential investors Mr. Amersi represented were, in addition to Emergent, Istithmar PJSC, a privately incorporated investment company based in Dubai, United Arab Emirates (“Istithmar”), and another party with experience with mobile telecommunications operations.
     On May 31, 2006, the Company’s senior management prepared and circulated to the Board a memorandum advising the Board of, among other items, the developments with Mr. Amersi and his consortium with respect to a Potential Transaction to acquire the Company’s Georgian interests.
     On June 6, 2006, the Board met and discussed Mr. Amersi’s proposal, agreeing that the Company should pursue this opportunity and authorizing senior management to discuss and negotiate a Potential Transaction with Mr. Amersi’s investor group. In the weeks following this Board meeting, Mr. Hauf continued to negotiate with

Mr. Amersi’s investor group regarding all aspects of the Potential Transaction, including the proposed price.
     During the course of July 2006, the Company consummated a series of transactions associated with its then 81% ownership interest in Telecom Georgia. In summary, the Company acquired a controlling interest in Telenet, a Georgian company providing internet access, data communication, voice telephony and international access services, from a third party in exchange for cash and a minority interest shareholding in both Telenet and Telecom Georgia. Prior to entering into these agreements, Strikland Investments, Inc. (“Strikland”) and Greatbay Investments, Ltd. (“Greatbay”) directly owned between them 100% of Telecom Georgia Group Ltd, an international business company organized under the laws of British Virgin Islands (“TGG”) that was the sole owner of Telenet. Salford acted on behalf of Strikland and Greatbay in connection with these transactions. In addition, Dr. Jokhtaberidze, the Company’s principal partner in Magticom, acquired from the Company a minority interest shareholding in the Company’s ownership in Telenet and Telecom Georgia. As a result, the Company’s interests in these two business ventures were held through U.S.-based holding companies in which the Company had the controlling interest, enabling the Company to exercise operational oversight over both Telenet and Telecom Georgia.
     At a Board meeting on July 12, 2006, senior management reported on developments with respect to Mr. Amersi’s investor group, noting that the group had toured the Magticom offices in the country of Georgia and appeared to be financially capable of engaging in a Potential Transaction. At the same meeting, the Board discussed the contents of a letter received from Esopus, a company stockholder, demanding that the Company hold an annual meeting of its stockholders and that, if the Company refused to do so, Esopus would bring legal action against the Company to compel it to hold such a meeting in accordance with Section 211 of the Delaware General Corporation Law.
     At a Board meeting on July 28, 2006, Mr. Hauf advised the Board of his continuing meetings with Mr. Amersi’s investor group. The Board discussed the Potential Transaction with Mr. Amersi’s investor group in detail, including the methods by which such a transaction could be structured in light of the continuing delay experienced by the Company in finalizing its outstanding financial statements and the difficulties it therefore expected to experience with respect to its ability to arrange a meeting of stockholders in compliance with applicable rules and regulations of the SEC. At this meeting, Mr. Hauf also informed the Board that Mr. Amersi’s investor group had proposed that Mr. Hauf continue with the company following the completion of the Potential Transaction.
     In late July, Mr. Hauf traveled to Dubai in the United Arab Emirates to meet with Dr. Jokhtaberidze and representatives of Emergent and another potential participant (“Party A”) in Mr. Amersi’s investor group. Following this meeting, Party A advised Mr. Hauf that in order for it to consider a Potential Transaction, it would need a local partner in Georgia other than Dr. Jokhtaberidze. In light of Party A’s desire to find a Georgian partner, in August Mr. Hauf arranged for a meeting in London, England, between representatives of the Georgian office of Salford and representatives of Emergent and Party A to discuss Salford joining Mr. Amersi’s investor group and participating in a Potential Transaction.
     On August 18, 2006, Esopus filed a complaint in the Delaware Court of Chancery, Civil Action No. 2358-N, requesting an order of the Court pursuant to Section 211 of the Delaware General Corporation Law directing the Company to call and hold an annual meeting of its stockholders. By a Stipulation and Order, dated September 26, 2006, the Company agreed to hold an annual stockholders’ meeting on December 15, 2006. In connection with this Stipulation, the Company paid certain of plaintiffs’ fees and expenses in the amount of $15,000. The case was dismissed with prejudice on September 26, 2006.
     At a Board meeting on September 25, 2006, senior management advised the Board that Party A had decided to withdraw from Mr. Amersi’s investor group and not to participate in a bid for the Company’s Georgian interests, largely due to the difficulties such member experienced with the Company’s partner in its Georgian business ventures, Dr. Jokhtaberidze. Senior management further advised the Board that Istithmar would assume the stake in the proposed transaction held by the withdrawing member. The Board discussed the recent meetings between representatives of the Company and of Mr. Amersi’s investor group and considered the principal terms and conditions of the Potential Transaction that were then being discussed. The Company’s legal advisors provided the Board with an overview of Mr. Hauf’s discussions with Mr. Amersi’s investor group regarding his post-transaction employment with Magticom and discussed the potential conflicts of interest raised by such discussions and the protections therefrom that the Company’s legal advisors were recommending that the Company take. At this meeting, the Board also discussed, among other things, the proposed form of the transaction, which would involve a liquidation of the Company via a court-supervised process, and recent discussions with several of the Preferred Stockholders regarding the allocation of the proceeds of the proposed transaction. The Board advised the Company’s senior management and advisors to continue working towards finalizing the terms of a Potential Transaction with Mr. Amersi’s investor group. The Board also authorized the Company to engage Evercore to act as financial advisor to the Company with respect to such Potential Transaction.
     On September 26 through 28, 2006, Mr. Hauf and the Company’s legal advisors met in London, England with Mr. Amersi and representatives of his investor group and their legal advisors to negotiate and finalize the terms of a preliminary agreement to govern a potential sale of the Company’s Georgian business interests.
     On October 2, 2006, the Company announced the execution of a letter of intent (the “2006 LOI”) in respect of an offer it received to acquire all of the Company’s 100% ownership interest in Metromedia International Telecommunications, Inc. (“MITI”), which represented substantially all of the Company’s assets, for a cash price of $480 million from Mr. Amersi’s investor group (the “2006 Group”), which ultimately included Salford, Istithmar and an affiliate of Emergent. The Company entered into the 2006 LOI with the 2006 Group on September 28, 2006, providing for exclusivity in negotiations during a sixty-day due diligence period and setting forth intended terms of a binding share purchase agreement, which the parties expected to execute within the exclusivity period and subject to the completion of the 2006 Group’s due diligence. The 2006 LOI was executed on September 28, 2006 but did not become effective until October 1, 2006, the date on which the Company had entered into the separate Lock-Up and Voting Agreements, as defined below, with representatives of holders of approximately 80% of its 4.1 million outstanding shares of Preferred Stock.
     In connection with the execution of the 2006 LOI, beginning on September 29, 2006 and finalizing on October 1, 2006, the Company entered into separate lock-up, support and voting agreements (the “Lock-Up and Voting Agreements”) with representatives of holders of approximately 80% of its outstanding Preferred Stock (the “2006 Preferred Group”). In connection with the 2006 LOI, the 2006 Preferred Group agreed to support a plan of reorganization under chapter 11 of the United States Bankruptcy Code, pursuant to which Preferred Stockholders would receive $68 per share from “Net Distributable Cash” (as defined in the Lock-Up and Voting Agreements) of $420 million or less and one-half of any Net Distributable Cash in excess of $420 million, allocated equally among the shares of Preferred Stock. The remaining Net Distributable Cash would be allocated equally among the outstanding shares of Common Stock. Because the 2006 Preferred Group represented holders of more than two-thirds of the presently outstanding Preferred Stock, if the chapter 11 plan were to have been approved by the Court, the plan would have been binding on all Preferred Stockholders.
     At a meeting of the Board on October 4, 2006, the Board discussed, among other things, the recent execution of the 2006 LOI and the Lock-Up and Voting Agreements and senior management advised the Board of the 2006 Group’s ongoing due diligence efforts.
     On October 5, 2006, the Company received a letter from Esopus nominating five individuals to stand for election to the Board at the meeting of stockholders to take place on December 15, 2006.
     On October 6, 2006, the Company received a letter from Esopus that proposed two stockholder resolutions to be voted on at the annual meeting of the Company’s stockholders, scheduled to by held on December 15, 2006, one resolution proposing to amend the by-laws of the Company to require a majority stockholder vote with respect to certain merger and asset sales, and the other proposing specifically to require a majority stockholder vote with respect to the sale of MITI contemplated by the 2006 LOI.
     On October 18, 2006, Esopus Creek Value LP, an affiliate of Esopus, filed a complaint against the Company in the Delaware Court of Chancery, Civil Action No. 2484-N, seeking to enjoin the Company, its directors and officers from entering into any agreement to sell all or substantially all of the Company’s assets before the court-ordered December 15, 2006 annual stockholders’ meeting, as well as seeking to enjoin the

Company, its directors and officers from filing a bankruptcy petition before the court-ordered December 15, 2006 annual stockholders’ meeting, and seeking to compel the Company to hold the annual stockholders’ meeting on December 15, 2006.
     On October 19, 2006, plaintiffs Esopus, Black Horse Capital, LP, Black Horse Capital (QP) LP, and Black Horse Capital Offshore Ltd. (collectively, “Esopus/Black Horse”) filed a complaint in the Delaware Court of Chancery, Civil Action No. 2487-N, against the Company, its directors and officers seeking to enjoin the Company, its officers and directors from entering into any agreement to sell all or substantially all of the Company’s assets, including the Company’s interest in MITI and/or the Company’s direct or indirect interest in Magticom (an “Asset Sale Agreement”) before the court-ordered December 15, 2006 annual stockholders’ meeting, as well as seeking to enjoin the Company, its directors and officers from filing a bankruptcy petition before the court-ordered December 15, 2006 annual stockholders’ meeting, and seeking to compel the Company, its directors and officers to comply with 8 Del. C. 271, requiring stockholder approval for the sale of all or substantially all assets, before attempting enter into the asset sale transaction. On October 26, 2006, the Court consolidated Civil Action No. 2484-N into 2487-N, now Consolidated Civil Action No. 2487-N.
     On October 20, 2006, the Company formally engaged Evercore to act as its financial advisor to render, if requested by the Board, an opinion as to whether or not the consideration to be received by the Company pursuant to such transactions is fair from a financial point of view to the Company.
     On October 24, 2006, the Company indicated in a letter to the Court that it wished to resolve the Esopus/Black Horse claims as quickly as possible. Also that day, the Company received a letter from Istithmar, one of the members of the 2006 Group and a party to the 2006 LOI, in which Istithmar informed the Company that it was withdrawing from the 2006 Group and that its proposed stake in the transactions was being assigned to the other members of the 2006 Group on a pro rata basis. In light of the letter received from Istithmar, the Company determined to pursue discussions with the remaining members of the buying consortium, Salford and Emergent, regarding their interest and ability to assume Istithmar’s stake in the transactions contemplated by the 2006 LOI.
     On October 27, 2006, the Company, through International Telcell LLC, an intermediary holding company in which the Company at the time had a 25.6% economic ownership interest, acquired the 19% ownership interest held by Bulcom in Telecom Georgia for $0.7 million, thereby increasing the Company’s economic interest in Telecom Georgia to 25.6%.
     On October 28, 2006, in connection with Istithmar’s withdrawal from the 2006 Group, the Company received a letter from Salford and Emergent confirming that each remaining party to the 2006 LOI was still interested in proceeding with the transactions contemplated by the 2006 LOI and indicating Salford’s agreement to assume the stake of Istithmar in 2006 Group so that the proposed US $480 million purchase price would be funded by equity commitments from Salford and Emergent, such equity commitments contemplated to be funded 90% by Salford and 10% by Emergent with the possibility of third parties being invited to join 2006 Group (subject to the Company’s prior written consent). During the following weeks, the Company’s senior management continued to assist Salford and Emergent with their due diligence investigations of the Company and to work towards the execution of definitive agreements with respect to the transactions contemplated by the 2006 LOI.
     On November 3, 2006, the Company sent to the 2006 Group’s legal advisors a draft stock purchase agreement and form of equity commitment letter that the Company proposed would govern the transactions contemplated by the 2006 LOI.
     On November 7, 2006, the Company’s legal advisors received a letter, dated November 2, 2006, addressed to a member of the Board from a third party purportedly interested in taking the place of Istithmar in the 2006 Group and requesting confidential financial and operating information about the Company. This letter was discussed at a November 8, 2006 meeting of the Board, and senior management advised the Board that prior contact with such third party had occurred to provide general guidance regarding the enterprise valuation for the Company as proposed in the 2006 LOI (to which such third party appeared to respond in a negative manner) and to advise such third party of the Company’s then existing obligations under the 2006 LOI to refrain from responding to or engaging in discussions regarding proposals relating to a Potential Transaction. On November 8, 2006, the Company sent a letter to such third party advising that the Company was not able to respond to its request for information due to the Company’s obligations under the 2006 LOI.
     On November 16, 2006, the Company received a letter from Salford and Emergent informing the Company that (i) Emergent is not going to participate in the transactions contemplated by the 2006 Agreement and has assigned its proposed 10% equity stake to Salford, which it has agreed to assume, and (ii) Salford remains committed to proceeding with the proposed transaction on the terms contemplated by the 2006 LOI. The letter stated that proposed $480 million purchase price would be funded by an equity commitment from Salford with the possibility of third parties being invited to join Salford in making the purchase (subject to the prior written consent of the Company). During the following weeks, senior management of the Company and representatives of Salford continued to work toward the execution of definitive agreements in respect of the transactions contemplated by the 2006 LOI.
     On November 18, 2006, the Company and the 2006 Preferred Group agreed to an amendment to the Lock-Up and Voting Agreements pursuant to which Preferred Stockholders will receive $68 per share from Net Distributable Consideration (as defined in such amendment to the Lock-Up and Voting Agreements) of $420 million or less, plus one-half of any Net Distributable Consideration in excess of $420 million and less than $465 million, and plus twenty percent of any remaining Net Distributable Consideration in excess of $465 million, allocated equally among the shares of Preferred

Stock. The balance of Net Distributable Consideration would be allocated equally among the outstanding shares of Common Stock.
     On November 22, 2006, following expedited discovery and briefing, a preliminary injunction hearing was held in the Delaware Court of Chancery in connection with the Esopus/Black Horse lawsuits. Following oral arguments at the November 22, 2006 hearing, the Court issued an order on November 29, 2006, pursuant to which it was ordered, among other things, that (i) the Company and its representatives, and those persons in active concert or participation with them, not enter into a definitive agreement providing for the sale of all or substantially all of the assets of the Company, including the Company’s interest in MITI and/or the Company’s direct or indirect interest in Magticom, unless the consummation of such agreement is subject to a vote of the Common Stockholders of the Company pursuant to Section 271 of the Delaware General Corporation Law, and (ii) if the Company enters into such an agreement, (a) the Company and its Board of Directors shall call a meeting of the Common Stockholders, consistent with the notice provision of Section 271 of the Delaware General Corporation Law, (b) the Company shall distribute to its stockholders, in advance of such meeting, a notice advising the Common Stockholders of the date, time and place of the meeting and their right to vote on the transactions contemplated by such agreement and all information required under Delaware law necessary to ensure an informed vote on such transactions, and (c) at such meeting the Common Stockholders shall have the opportunity to vote on such transactions. In addition, the Court order provided that the Company and its representatives shall take whatever steps they deem necessary, including the use of oral, written or electronic communications, to encourage stockholders to attend the meeting and cast a vote on such transactions.
     The November 22, 2006 preliminary injunction hearing was discussed at a Board meeting later that day, during which Mr. Hauf advised the Board of his discussions with Salford following the hearing, in which Salford (x) reaffirmed its interest in pursuing the transactions contemplated by the 2006 LOI, subject to completion of its due diligence, and (y) indicated that it intended to have representatives travel to New York during the following week to negotiate definitive agreements for such transactions.
     On November 29, 2006, following a preliminary discussion with representatives of the SEC, the Company’s legal advisors wrote on the Company’s behalf to representatives of the SEC’s Division of Corporate Finance, Office of Mergers and Acquisitions, requesting assurance that the Division of Corporate Finance would not object nor recommend enforcement action against the Company if the Company were to hold a meeting of its stockholders to conduct a vote on a Potential Transaction pursuant to Section 271 of the Delaware General Corporation Law (as ordered by the Delaware Court of Chancery on November 29, 2006) without providing audited financial statements as part of a proxy or information statement sent to stockholder pursuant to Regulations 14A and 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and requesting a meeting with representatives of the Division of Corporate Finance to discuss the basis for the Company’s request for such relief.

     A Board meeting was held on December 1, 2006, during which Mr. Hauf advised the Board that, although Salford was continuing to conduct due diligence and appeared to be working toward executing definitive agreements for the transactions contemplated by the 2006 LOI, Salford’s principal line of financing had thus far failed to be confirmed. Mr. Hauf advised the Board that Salford had initiated discussions with Dr. Jokhtaberidze about the possibility of using the assets of Magticom as security for a loan to assist with financing the transactions contemplated by the 2006 LOI, but that such discussions were unlikely to be fruitful given Dr. Jokhtaberidze’s past reluctance to support any financing proposals involving the assets of Magticom. Mr. Hauf also noted that the Company had yet to receive a response to the Company’s proposed draft stock purchase agreement and form of equity commitment letter, which the Company had sent to the 2006 Group’s legal advisors on November 3, 2006, and that he expected Salford would request an extension of the date on which the Company’s exclusivity obligations under the 2006 LOI will terminate, which if not extended would occur on December 5, 2006. At this meeting, the Board discussed whether the Company should continue with plans to sell its Georgian business ventures if Salford failed to make the offer for such assets contemplated by the 2006 LOI or, alternatively, if Salford made an offer but such offer were to differ materially from the terms contemplated by the 2006 LOI. The Board also discussed whether it would be possible to achieve a valuation for such assets higher than that contemplated by the 2006 LOI; the Board also considered that, since the time the Potential Transaction was announced, no other potential buyers had come forward, that members of the 2006 Group had already withdrawn from the process and that Salford itself may very well be unable to proceed with a transaction at the price contemplated by the 2006 LOI.
     On December 5, 2006, the Company received a letter from Salford, then the sole remaining member of the 2006 Group and a party to the 2006 LOI, in which Salford (i) informed the Company that it had decided not to proceed with the proposed transaction outlined in the 2006 LOI and was terminating the exclusivity restrictions of the 2006 LOI for Cause (as defined in the 2006 LOI) as a result of an alleged breach of the “access to information” covenant contained therein, and (ii) requested that the Company reimburse Salford for the transaction expenses incurred by it to date in connection with the proposed transaction in the amount of US $1,010,000. Following receipt of Salford’s letter, the Company informed representatives of the SEC of Salford’s termination of the pending transactions contemplated by the 2006 LOI, in response to which the Company was informed that the SEC’s Division of Corporate Finance would consider the Company’s request for relief (as outlined in its November 29, 2006 letter) in due course but, in light of Salford’s termination of the 2006 LOI, not on a priority basis. In addition, following a review of this letter, the Board advised Salford by letter dated December 14, 2007 that its claim for reimbursement of expenses under the 2006 LOI was without merit. The Company has not made any payment with respect to Salford’s claim.
     On or about December 5, 2006, the Company received an unsolicited proposal from a potential acquiror (“Party B”) proposing to conduct a tender offer for any and all of the Common Stock at a price of $2.00 per share on the condition that the proposed asset sale transaction with Salford contemplated by the 2006 LOI were consummated first at a price of $480 million. The Board discussed this proposal at a meeting on December 5, 2006. The Board noted that the condition to this proposal could not be satisfied in light of Salford’s termination of the 2006 LOI and accordingly such proposal did not appear to be likely to lead to a Potential Transaction. The Company’s legal advisors later confirmed with Party B that its tender offer proposal was strictly conditioned on the consummation of the proposed asset sale transaction with Salford at a price of $480 million, and Party B confirmed that its proposal was withdrawn in light of Salford’s termination of the 2006 LOI.
     On December 8, 2006, the Company received an unsolicited revised proposal from Salford for the acquisition of substantially all of the Company’s business interests in the country of Georgia for a cash price of $331 million. The revised Salford proposal was subject to a number of conditions, including a thirty day exclusivity period, the successful completion of due diligence, agreement on a transaction structure to effect the proposed transaction, the execution of definitive agreements in respect of the proposed transaction and the satisfaction of any required approvals of the Board and the Company’s stockholders.
     On December 11, 2006, the Board met to discuss, among other things, Salford’s revised proposal made on December 8, 2006. The Board considered the revised Salford offer and, after extensive discussion, concluded that it did not adequately reflect an appropriate valuation of the Company’s business interests and that acceptance of or further negotiation regarding the revised offer would not be in the best interests of the Company’s stockholders. The Board considered making a counterproposal to Salford, but decided that the Company was not currently in a position to perform the type of analysis of its business assets that such a counterproposal would require, at least until the finalization of the Company’s financial results for fiscal year 2006 and management’s forecasts for fiscal years 2007 and 2008. The Board advised Mr. Hauf to inquire with Salford as to its intentions regarding a Potential Transaction with the Company in light of its termination of the 2006 LOI and its revised proposal to purchase the Company’s business interests in the country of Georgia for a cash price of $331 million. The Board unanimously resolved to reject Salford’s revised proposal unless Salford (i) significantly increased the proposed offer price and (ii) proposed a specific timeline for completion of its proposed transaction.
     Also on December 11, 2006, the Company received a letter from Esopus withdrawing their prior nomination of five individuals to stand for election to the Board at the meeting of stockholders to take place on December 15, 2006.
     Mr. Hauf then met with Irakli Rukhadze of Salford on December 12, 2006 to inquire into, first, the maximum amount Salford would be willing to pay to acquire such business interests assuming there were no procedural obstacles (relating to the delay in the Company’s finalization of its outstanding financial statements or otherwise) to such a purchase and, second, whether Salford would consider acquiring the Company itself rather than its assets and on what terms, suggesting by way of example a tender offer for the Company’s securities or undertaking a merger with the Company in which one or both classes of the Company’s stock would be cashed out. Mr. Rukhadze requested time to consult with his partners and then, during a telephone conversation with Mr. Hauf on December 14, 2006, Mr. Rukhadze responded, first, that because of financing-related issues Salford was unwilling to make an offer to acquire the Company’s business interests in the country of Georgia at any a price materially greater than $331 million and, second, that Salford was considering pursuing a tender for the Common Stock (at a price equivalent to what Common Stockholders would have received in the transactions contemplated by the 2006 LOI) followed by a merger in which the Preferred Stock would remain outstanding following the payment of all accrued and unpaid dividends.
     On December 13, 2006, the Esopus/Black Horse group filed a motion for partial summary judgment. The motion sought a ruling on plaintiffs’ claims to invalidate a Lock-Up and Voting Agreements entered into by the Company and certain of its Preferred Stockholders, arguing that these agreements violated the Company’s Certificate of Incorporation, and that the performance of any party’s obligations under these agreements would be in violation of the Court’s order issued pursuant to the Esopus/Black Horse group’s earlier motion for a preliminary injunction against a Proposed Sale.
     On December 14, 2006, having failed to receive from Salford any indication that Salford was prepared to increase the price offered in its revised proposal for the acquisition of the Company’s business interests in the country of Georgia, the Company advised Salford of the Board’s decision to reject its revised proposal.
     Also on December 14, 2006, certain members of the 2006 Preferred Group advised the Company that, in light of the termination of the 2006 LOI, and so as to avoid further expenditures by all parties on the matter, such members had terminated the Lock-Up and Voting Agreements. As a result, such agreements were no longer effective to bind the remaining members of the 2006 Preferred Group.
     On December 15, 2006, the Board met following the Company’s 2006 annual meeting of stockholders and Mr. Hauf initiated a discussion of the strategic options available to the Company. After the discussion, the Board agreed that the Company should in the short term focus its attention on its Georgian operations rather than pursuing a Potential Transaction, but that the Company should continue to analyze all strategic options as they became available to the Company.
     Later on December 15, 2006, one of the Preferred Stockholders contacted the Company’s senior management to advise the Company of the willingness of such Preferred Stockholder to engage in discussions with Salford (or any other potential purchaser of the Company’s securities and/or assets) regarding the purchase of the outstanding Preferred Stock at some discount to the aggregate of the face value plus accrued and unpaid dividends, whereupon senior management agreed to advise Salford (or such other potential purchaser) if the occasion arose.
     On December 18, 2006, Mr. Hauf met with representatives of Party B in order to discuss Party B’s intention and ability to conduct a tender offer for the Common

Stock if the Company were to arrange a sale of all or substantially all of the Company’s assets; at this meeting it was agreed that the matter remained moot unless or until an asset sale transaction was likely to be consummated.
     On December 21, 2006, Salford issued a press release stating that, based on a thorough review by Salford of the assets to be sold pursuant to the 2006 LOI and based on other associated events and issues over the prior two month period, Salford had made a revised offer to purchase Metromedia International Telecommunications, Inc., a subsidiary of the Company, for $331 million. In its press release, Salford referred to its letter to the Company dated December 8, 2006, the rejection by the Board of the proposal outlined in such letter, and advised “those MIG constituents likely to be affected by the decision of the MIG Board of Directors to seek a further explanation from the MIG Board of Directors as to the reasons for their rejection of the Revised Offer in light of the detailed rationale provided by Salford in the Offer Letter.”
     On January 10, 2007, Mr. Hauf met with a representative of Salford at Salford’s request to discuss Salford’s further intentions, if any, regarding the Company’s business interests in the country of Georgia. Such representative reported that Salford remained interested in acquiring the Company’s interests in Georgia, but was now considering a strategy based on tendering for the Common Stock in an effort to gain Board-level control over the Company’s Georgian operations. Such representative advised Mr. Hauf, in broad terms, of the steps it was considering for the execution of such strategy, but indicated that Salford would begin detailed planning of the necessary transactions with U.S. counsel in late January and would approach the Company with a formal proposal once such plans were fully developed.
     On January 19, 2007, Mr. Hauf met with representatives of a private equity investment company who inquired as to the Company’s readiness to sell its business interests in Georgia. Such representative indicated that his clients had a general interest in investing in Georgia and experience in managing cellular telephone operations. Mr. Hauf referred such representative to the Company’s various public filings with the SEC for general guidance as to the Company’s existing state of affairs, indicating that the Company did not expect to become current in such filings in the near term and that any transaction involving the Company would need to address the complexities caused by such delay, but that the Company would always give consideration to specific purchase proposals at a compelling price.
     On January 22, 2007, the Company received a letter from a broker as a representative an undisclosed third party who might potentially be interested in acquiring some or all of the telecommunications assets currently owned by the Company, in particular its interest in Magticom. The letter inquired as to the Company’s intentions to dispose of its business interests in Georgia and provided no indication of any assumed valuation of the Company’s interests or the nature of transaction which might be pursued. No further contact was received from this broker.
     On January 24, 2007, Mr. Hauf was contacted by Party B. Mr. Hauf advised such potential acquiror that there continued to be no potential asset sale transaction, and Party B reaffirmed its interest in pursuing such a transaction, and requested that this be relayed to the Board.
     On January 30, 2007, Mr. Subotnick met with representatives of Salford to discuss a Potential Transaction. No agreements or understandings were reached at this meeting.
     On or around February 5, 2007, Mr. Subotnick, Mr. Hauf and the Company’s legal advisors met with representatives of two private equity funds (each referred to individually as “Party C” and "Party D”) that had expressed an interest in a Potential Transaction with the Company. Such representatives executed confidentiality agreements and were provided with a select amount of non-public preliminary financial information about the Company’s businesses that had previously been provided to Salford.
     On February 8, 2007, the Board met to discuss, among other things, the various unsolicited expressions of interest in a Potential Transaction with the Company that had been received since the termination of the 2006 LOI. The Company’s senior management advised the Board of various contacts the Company had with such potential acquirors (as described in the foregoing paragraphs).
     On February 12, 2007, Mr. Hauf spoke to a representative of Salford, who confirmed Salford’s intention to propose a tender offer for the Common Stock and indicated that Salford intended to presently engage U.S. counsel to advise on the process and preparation of transaction documentation. This conversation was limited to a general discussion of Salford’s interest in a tender offer, and Salford’s representative offered no specific suggestions as to the price Salford was prepared to pay or any other material details. Also on February 12, 2007, Mr. Hauf met with and provided additional financial information to Party C and Party D.
     On February 13, 2007, the Company’s legal advisors sent a follow up letter to representatives of the SEC in which the Company recalled attention to its pending request for relief from the requirement to provide audited financial statements in a proxy or information statement to stockholders pursuant to Regulations 14A and 14C under the Exchange Act, as outlined in the prior letter dated November 29, 2006. In this follow up letter, the Company’s legal advisors requested that the SEC’s Division of Corporate Finance advise whether the relief requested in the November 29, 2006 letter would be available in the context of the second step of a two step tender offer and subsequent merger, in which, pursuant to such tender offer, an acquiring company acquired a sufficient number of shares of the voting stock of the Company sufficient to ensure that the subsequent merger would be approved by the Company’s stockholders.
     On February 14, 2007, Mr. Hauf spoke with Mr. Rukhadze of Salford about Salford’s intentions to propose a tender offer for the Common Stock. Mr. Rukhadze proposed a meeting between representatives of the Company and of Salford for the following week to negotiate the terms of a Potential Transaction, including the price to be offered to Common Stockholders in a tender offer and Salford’s intentions for the Company after completion of such tender offer.
     On February 16, 2007, the Board met to consider Salford’s request for a meeting to negotiate the terms of a Potential Transaction, and agreed it would be in the best interests of the Company to meet with Salford. To this end, the Board appointed three of its members to meet with representatives of Salford at a meeting to take place, as proposed by Salford, during the week of February 19—23, 2007.
     On February 22, 2007, representatives of the Board met with representatives of Salford to discuss the terms of a Potential Transaction between Salford and the Company. The negotiations led to a preliminary indication that Salford would be prepared to make a tender offer for any and all of the Common Stock at a price of $1.80 per share and with a minimum tender condition of a majority of the issued and outstanding shares of Common Stock, although Salford would not undertake such tender offer without the support and approval of the Board. The representatives of Salford also requested (i) that the Board agree to waive the provisions of Section 203 of the Delaware General Corporation Law that would otherwise restrict Salford from certain business combinations with the Company for three years following successful completion of a tender offer, (ii) proportionate representation on the Board immediately following the successful completion of such tender offer, (iii) a favorable recommendation of the Board to the Common Stockholders and (iv) the ability to conduct a due diligence investigation of the Company’s businesses prior to launching such tender offer. These negotiations and Salford’s proposals and requests were discussed at a Board meeting on the afternoon of February 23, 2007, at which the Board determined that discussions with Salford regarding their potential tender offer should be pursued further, subject to further review by the Board and its advisors of the proposed terms of the offer. During the following weeks, Company management and advisors continued to speak to representatives of Salford regarding their potential tender offer.
     On February 27, 2007, the Company’s legal advisors spoke with a representative of Party C. Such representative indicated that his principals were considering offering approximately $1.00 per share of Common Stock (subject to an increase in the per share amount offered if the Preferred Stockholders agree to take a discount from the aggregate amount of the face value of the Preferred Stock plus accrued and unpaid dividends).
     On March 8, 2007, a representative of Party C contacted the Company’s legal advisors to determine whether the Board had considered its proposal, and advising the Company that such offer price reflects a valuation for Magticom of approximately $475,000,000. The Company’s legal advisors advised such representative that although the Board had not discussed this proposal in a meeting, the informal reaction of various members of the Board to the proposed price was not favorable.
     On March 12, 2007, the Company received by letter an expression of interest in the Company’s principal business venture, Magticom, from an international telecommunications company.

     On March 14, 2007, the Company’s legal advisors initiated discussions with Evercore as to whether there might be any other potential acquirors of the Company’s assets and/or securities with the interest and capacity to make an offer to the Company for such assets and/or securities.
     On March 16, 2007, the Company’s legal advisors placed a telephone call to representatives of the SEC to advise them that the Board had recently received a number of unsolicited expressions of interest in acquiring the Company’s assets and/or securities, including a preliminary non-binding proposal by a third party interested in seeking control of the Company by acquiring all or a significant portion of the Common Stock by means of a tender offer conditioned on the tender of a majority of the Company’s issued and outstanding Common Stock, calculated on a fully-diluted basis. The Company’s legal advisors were advised that the Division of Corporate Finance was continuing to review the Company’s requests for relief and that a response could be expected in due course.
     On March 19, 2007, the Board met to discuss, among other things, developments with respect to Salford’s potential unsolicited tender offer proposal. Representatives of Evercore attended a portion of this Board meeting to present for the Board’s consideration a proposed action plan for a market check exercise to be conducted by Evercore. The Board then authorized Company management to engage Evercore to solicit interest from third parties in an acquisition of the Company and/or its assets or securities and provide advisory services to the Board with respect to the possible tender offer by Salford for any and all of the Common Stock.
     On March 20, 2007, the Company’s legal advisors spoke with Salford’s legal advisors regarding potential methods of structuring a tender offer transaction and other related issues.
     On March 22, 2007, the Company’s legal advisors sent a follow up letter to the SEC recalling attention to the Company’s pending requests for relief and guidance in the letters from the Company’s legal advisors dated November 29, 2006 and February 13, 2007. In this follow up letter, the Company’s legal advisors noted that representatives of the SEC had, during the course of a meeting of the American Bar Association, Business Law Section, held on March 16, 2007, raised the possibility that the SEC would not object, in certain circumstances, if a public company did not include audited financial statements in a proxy or information statement sent to such company’s stockholders in connection with a special meeting of such stockholders to vote on sale of assets of such company or a single step merger or two step tender offer and subsequent merger of such company with another company.
     Beginning on March 23, 2007, Evercore made initial contact via telephone and/or email with 14 potential acquirors of the Company’s assets and/or securities, other than Salford, including Party B and Party C. Through the end of March, Evercore worked with Company management and its legal advisors to prepare a confidential information memorandum about the Company and its Georgian business interests.

     Beginning in April 2007, Evercore provided a copy of the confidential information memorandum to a total of six potential acquirors who had elected to enter into confidentiality agreements with the Company, including Party B and one of the members of Party C. During the course of the following weeks, Evercore and representatives of the Company engaged in exploratory discussions with these parties regarding a Potential Transaction with the Company and provided additional information about the Company and its assets and operations.
     On April 10, 2007, the Georgian office of Salford entered into a confidentiality agreement with the Company in connection with a Potential Transaction.
     Also on April 10, 2007, the Company received a letter from Greatbay and Strikland, who held minority membership interests in the Company’s indirect subsidiary, International Telcell LLC. The letter notified the Company of such parties’ exercise a put option in respect of their interests in International Telcell LLC, pursuant to which the Company would be obligated to purchase such interests for a purchase price of $7.5 million, subject to the terms and conditions of an option agreement entered into between an affiliate of Company, Greatbay and Strikland in May 2006. On April 16, 2007, at the request of the Company, Greatbay and Strikland revoked their exercise of this put option. Salford acted on behalf of Greatbay and Strikland in connection with the foregoing matters.
     On April 17, 2007, the Company received a letter from the SEC’s Division of Corporate Finance, Office of Enforcement Liaison, stating that the Company was not in compliance with its reporting requirements under Section 13(a) of the Exchange Act. The letter stated that the Company may be subject, without further notice, to an administrative proceeding pursuant to Section 12(j) of the Exchange Act to revoke its registration under the Exchange Act if all required reports were not filed within fifteen days of the date of the letter. The letter also stated that the Company’s stock may be subject to a trading suspension by the SEC pursuant to Section 12(k) of the Exchange Act. The Company immediately commenced discussions with the SEC in an attempt to avoid the revocation of its registration pursuant to Section 12(j) of the Exchange Act and, on April 30, 2007, the Company’s legal advisors wrote to the Division of Corporate Finance to report on the Company’s delinquency in filing the periodic reports required to be filed with the SEC, providing reasons therefore, noting the Company’s ongoing efforts to complete and file all such periodic reports and formally requesting that the SEC not proceed with an administrative proceeding pursuant to Section 12(j) of the Exchange Act to revoke its registration under the Exchange Act, despite the Company’s expectation not to be able to file all such periodic reports within the period specified in the SEC’s April 17, 2007 letter.
     Beginning April 19, 2007 and continuing through the end of June 2007, Salford’s advisors began conducting substantial business, legal and tax due diligence on the Company and its subsidiaries and the Company’s senior management and legal and financial advisors engaged in discussions and meetings with Salford’s advisors for the purpose of facilitating business, legal and tax due diligence on the Company and its subsidiaries and seeking to verify that Salford would have adequate financing to undertake its proposed tender offer.
     On April 20, 2007, three of the potential acquirors to whom Evercore had sent copies of the confidential information memorandum (including Party C) submitted preliminary indications of interest in an acquisition of the Company’s assets and/or securities reflecting initial valuations for the Company’s Georgian business interests in the range of $400–$485 million. Representatives of Evercore presented the three preliminary indications of interest to the Board at a meeting on April 25, 2007, at which the Board instructed Evercore and Company management to proceed with discussions with one of these potential acquirors (“Party E”), who had provided a valuation of $485 million for the Company’s Georgian business interests and to advise Party C and the other potential acquiror (“Party F”) that their valuations were insufficient as currently structured but that the Company would be willing to entertain revised indications of interest from such potential acquirors. The Board also authorized Evercore and Company management to explore the possibility of pairing one of these potential acquirors with Party B, whose proposal to make a tender offer for the Common Stock was contingent on the Company first arranging a sale of all or substantially all of the Company’s assets. During the following weeks, Evercore and Company management continued to engage in discussions with these four potential acquirors in order to seek additional information and clarifications regarding their proposals in an effort to develop these proposals as directed by the Board.
     On April 30, 2007, the Company announced that it had retained Kroll Zolfo Cooper, one of the world’s pre-eminent advisory firms, to advise and assist the Company’s corporate finance team in completing all outstanding periodic reports for fiscal years 2005, 2006 and 2007 required to be filed with the SEC pursuant to Section 13(a) of the Exchange Act.
     On May 3, 2007, the Company’s legal advisors sent a follow up letter to the SEC’s Division of Corporate Finance, Office of Mergers and Acquisitions, in response to a request for additional guidance from the Company as to whether, in connection with the waiver request of the Company outlined in the letters to the SEC dated November 29, 2006, February 13, 2007 and March 22, 2007, (i) the Company would be able to provide to its stockholders all material information necessary for investors to make an informed voting decision on any strategic transaction (where audited financials would be required pursuant to Sections 14(a) and 14(c) of the Exchange Act and Regulations 14A and 14C adopted thereunder) in advance of any stockholder vote on such transaction and (ii) there would be any asymmetry of financial information provided to prospective acquirors of the Company, on one hand, and investors requested to vote on such a transaction, on the other hand. In this follow up letter, the Company’s legal advisors advised the SEC that the Board believes that the Company’s stockholders would be provided with all material information necessary to make an informed voting decision, including preliminary unaudited financial results for the fiscal year ended December 31, 2006 for Magticom and might also be provided with preliminary unaudited financial results for the first few months of fiscal year 2007 derived from the books and records kept by Magticom in accordance with Georgian accounting principles and, if available, preliminary unaudited GAAP financial results for Magticom for the same period. The Company’s legal advisors also advised the SEC that the Board believed there would be no asymmetries in the disclosure of financial information between the prospective acquirors of the Company, on one hand, and investors requested to vote on such a transaction, on the other hand.
     On May 10, 2007, the Company again received a letter from Greatbay and Strikland constituting a notice of exercise of the put option (referred to above) in respect of their minority membership interests in the Company’s indirect subsidiary, International Telcell LLC, pursuant to which put option the Company was obligated to purchase such interests for a purchase price of $7.5 million, subject to the terms and conditions of an option agreement entered into between an affiliate of Company, Greatbay and Strikland in May 2006. At the request of the Company, Greatbay and Strikland later extended the deadline for the Company to consummate such purchase and to pay the put option price to May 30, 2007. Salford acted on behalf of Greatbay and Strikland in connection with the foregoing matters.
     On or around May 10, 2007, Salford requested that the Company permit Salford to join together with Sun Capital in considering a Potential Transaction. The Company provided such permission and entered into a confidentiality agreement with Sun Capital on May 11, 2007 and began to provide information about the Company to Sun Capital shortly thereafter. Sun Capital later advised the Company that it would participate in the Potential Transaction through its subsidiary, Compound, and the Company permitted Sun Capital to disclose information about the Company to Compound. Salford and Compound together in their capacity as joint acquirors in the transactions contemplated by the Merger Agreement will be referred to as “Salford/Compound.”
     On May 14–15, 2007, representatives and advisors of the Company and Magticom met in London, England with representatives of Party E, whose initial indication of interest valued the Company’s Georgian business interests at $485 million. During this meeting, the Company’s senior management answered questions about and discussed the Company’s businesses and advised such potential acquiror of difficulties the Company expects to experience in arranging a stockholder vote on a merger or asset sale transaction. Following the meeting, Evercore suggested to Party E that it might consider making a tender offer for the securities of the Company rather than attempting to acquire the Company’s Georgian business interests. Party E then began to make arrangements to travel to Georgia to meet the Company’s business partner, Dr. Jokhtaberidze, a meeting that it considered integral to its due diligence investigation.
     On May 14, 2007, the Company entered into a confidentiality agreement with Party B. During the following weeks, Evercore and the Company’s legal advisors discussed the potential terms of a transaction in which such party would make a tender offer for the Common Stock in connection with a separately arranged asset sale transaction in which the Company would sell all or substantially all of its assets to a third party.
     On May 21, 2007, representatives of the Company, Kroll Zolfo Cooper and the Company’s legal advisors met with senior representatives of the SEC’s Division of Corporation Finance in Washington, D.C. to discuss the Company’s pending requests for relief from SEC rules and regulations, as outlined in the letters written on the Company’s behalf on November 29, 2006 and on February 13, March 22 and May 3, 2007, as well as to discuss the potential deregistration of the Company’s securities pursuant to Section 12(j) of the Exchange Act and certain matters related to the Company’s pending completion of its Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
     During the weeks leading up to May 21, 2007, Evercore had various communications with Party F. Such communications were focused on the ability of an acquiror of the Company’s assets and/or securities to obtain 100% control of Magticom, which the Company did not and does not believe is currently possible, given Dr. Jokhtaberidze’s expressed intention to retain his interest in Magticom. On May 21, 2007, the Company received an expression of interest from Party F in an acquisition of substantially all of the assets of the Company for $500 million, provided that, among other conditions, such assets would convey undisputed voting and operational control over Magticom and subject to the ability to submit such transaction to a vote of the Company’s stockholders within 60 days of the execution of definitive agreements. On May 23, 2007, Evercore advised Party F of certain concerns that the Company had with the conditions to Party F’s proposal, including that, although the Company was willing to permit Party F to contact Dr. Jokhtaberidze, the Company would not be able to provide any assurances that a transfer of such assets would convey the voting and operational control being sought by Party F and that the Company faced certain limitations in its ability to call a stockholder vote because of delays with the finalization of its outstanding financial statements.
     On May 24, 2007, Salford/Compound’s legal advisors sent to the Company and its legal advisors a draft of the Merger Agreement to govern a possible tender offer and subsequent merger transaction between the Company and an acquisition vehicle to be formed by Salford/Compound. On May 25, 2007, Salford/Compound’s legal advisors also circulated a draft Support Agreement that Salford/Compound proposed would be entered into by such acquisition vehicle and certain of the Common Stockholders concurrently with execution of the Merger Agreement.
     Also on May 24, 2007, Party B expressed an interest in making a tender offer for the Common Stock at a per share price of between $1.70 and $1.95, contingent on the Company’s completion of a sale of all or substantially all of its assets to some third party for an amount between $400 and $500 million of net proceeds, and subject to a number of other conditions. On May 29, 2007, Party B raised its proposed per share price for the foregoing asset sale valuation amounts to between $2.00 and $2.50, respectively, subject to the same aforementioned contingency and conditions, as well as the ability of the potential acquirer to obtain appropriate financing.
     On May 25, 2007, at a meeting of the Board, the Company’s senior management and its legal advisors advised the Board of developments in negotiations with Salford/Compound and with the other potential acquirors that were still in discussions with Evercore.
     On May 27, 2007, senior management of the Company learned of Salford/Compound’s intention to travel to the United States later that week to begin negotiations to finalize the terms and conditions of the draft Merger Agreement and Support Agreement circulated on May 24 and 25, 2007.
     On May 30, 2007, the Company announced that (i) Magticom had issued a dividend in the amount of $40 million net of Georgian dividend withholding taxes, of which amount the Company received $20.04 million, with the balance distributed to holders of the minority interests in Magticom and (ii) IT Georgia Holdings LLC, a subsidiary of the Company, had purchased the remaining 74.4% ownership interests in each of the Georgian communications companies Telecom Georgia and Telenet not owned by the Company, for a combined cash price of approximately $12.64 million, of which amount (a) $5.14 million was paid to the Company’s minority partner George Jokhtaberidze for his interests in these ventures and (b) $7.5 million was paid to the Company’s other minority partners, Strikland and Greatbay in satisfaction of the exercise on May 10, 2007 of a put option held by such partners in respect of their interests in International Telcell LLC, which held interests in Telecom Georgia and Telenet. Salford acted on behalf of Strikland and Greatbay in connection with these transactions. In consequence of these transactions, the Company became the sole owner of all of the ownership interests in each of Telecom Georgia and Telenet.
     On June 1, 2007, Party F contacted Evercore to advise it that it would not be able to consider a Potential Transaction unless it could reach an understanding or agreement with Dr. Jokhtaberidze regarding his interest in Magticom. Party F then withdrew from the bidding process.
     On June 4, 2007, representatives of the Company and its legal advisors had a telephone conversation with representatives of the SEC to discuss the prior requests made on behalf of the Company for a waiver of, or relief from, certain provisions of Sections 14(a) and 14(c) of the Exchange Act and Regulations 14A and 14C adopted thereunder that would require the Company to provide audited financial statements to its stockholders in connection with any stockholder meeting called to solicit a vote on a transaction involving the Company. During this telephone call, Company representatives and advisors were informed that representatives of the SEC had spent significant time considering the Company’s requests and that, following a review of the relevant facts and circumstances, the SEC had decided that it would not grant the Company any such waiver or relief, whether in connection with a transaction structured as a one-step merger or sale of all or substantially all of the assets of the Company, on the one hand, or as two step tender offer and subsequent merger where, assuming for the purposes of the request, the acquiror in the tender offer had acquired a number of shares of the voting stock of the Company sufficient to ensure that such proposed second step merger would be approved by the Company’s voting stockholders (but less than the percentage of shares required under Delaware law to enable the Company to conduct a short form merger without holding a stockholder vote), on the other hand. Representatives of the SEC explained that under the transaction structures considered above, the SEC did not believe, in light of the Company’s two year delay in providing audited financial information to its stockholders, that the Company would be able to provide its stockholders with all material information necessary to make an informed voting decision, whether or not the Company would be able to provide unaudited financial results through fiscal year 2006 or preliminary Georgian statutory unaudited financial results for Magticom.
     On June 5, 2007, Evercore was contacted by the potential acquiror that had met with Party E, who informed Evercore that its original valuation of $485 million for the Company’s Georgian business interests reflected an assumption that the Company held a control position in Magticom, but that during the course of meetings with Dr. Jokhtaberidze it became clear to such potential acquiror that Dr. Jokhtaberidze held de facto control over Magticom in a number of critical areas. Accordingly, Party E advised Evercore that it was reducing its valuation of the Company’s Georgian business interests to approximately $270–$300 million. Based on this revised reduced valuation, both parties agreed to cease further negotiations regarding a Potential Transaction.
     Also on June 5, 2007, the parties and their legal advisors met to discuss the potential terms of the Merger Agreement and the Support Agreement.
     On June 6, 2007, a representative of Evercore introduced Party B to Party C so that such parties could discuss the possibility of working together on a Potential Transaction. The Company later gave Party C permission to contact Dr. Jokhtaberidze to discuss various matters relating to a Potential Transaction.
     On June 7 and 8, 2007, the Company’s legal advisors circulated to Salford/Compound and its legal advisors revised drafts of the Merger Agreement and the Support Agreement.
     Also on June 7, 2007, the Company received an unsolicited telephone call from a person purporting to act on behalf of a company interested in acquiring the Company’s Georgian business interests and asking whether the Company was currently considering a sale of such interests. Senior management of the Company advised such person to contact Evercore to discuss any Potential Transaction with the Company. No follow-up contact with Evercore was made by this party.
     From around June 11, 2007, and continuing through the following weeks, senior management and the Company’s legal advisors had discussions with, and continued to negotiate with, Salford/Compound and their legal advisors regarding the final terms of the Merger Agreement and Support Agreement. The Company’s senior management and its legal and financial advisors also engaged in discussions with the remaining potential acquirors who had previously indicated an interest in pursuing a

Potential Transaction in order to determine whether any of them would be prepared to submit a proposal regarding a Potential Transaction for consideration that the Board would find acceptable. However, the discussions with such potential acquirors did not result in the submission of any new or revised proposals that the Board would find superior to the contemplated Potential Transaction with Salford/Compound.
     On June 13, 2007, a representative of Salford/Compound contacted the Company’s senior management to update the Company on Salford/Compound’s intentions to work toward finalizing the drafts of the Merger Agreement and Support Agreement on or around the end of June or early July, 2007, so as to be in a position to launch the proposed tender offer in early July 2007.
     On June 13 and 15, 2007, the Company learned that representatives of Party C and Party E were traveling to Tbilisi, Georgia to meet with Dr. Jokhtaberidze. The Company did not receive any indication that Party E was proposing to raise its most recent offer price of approximately $270–$300 million.
     On June 14, 2007, the Delaware Court of Chancery dismissed the actions filed against the Company in October 2006 by Esopus/Black Horse.
     On June 15, 2007, Salford/Compound’s legal advisors sent to the Company and its legal advisors revised drafts of the Merger Agreement and Support Agreement.
     On June 28, 2007, senior management and the Company’s legal advisors met with the legal advisors of Salford/Compound to negotiate and finalize the terms of the Merger Agreement and the Support Agreement.
     On June 29, 2007, at a special meeting of the Board, senior management and the Company’s legal and financial advisors provided the Board with an overview of their discussions with all potential acquirors over the course of the prior several weeks with respect to a Potential Transaction, and with Salford/Compound with respect to their proposed tender offer and merger. The Company’s legal advisors provided the Board with a privileged presentation regarding fiduciary duties and legal considerations associated with the proposed Salford/Compound transaction. Evercore then presented the Board with its financial analysis of the transactions contemplated by the draft Merger Agreement. The Board discussed the Company’s prospects following the proposed tender offer and merger.
     On July 5, 2007, directors Wayne Henderson and David Gale spoke with a representative of Salford to inquire as to the intentions of Salford/Compound regarding the Preferred Stock following the consummation of the proposed tender offer and merger, if the Company were to agree to support such transaction. No agreements or understandings regarding the Preferred Stock were reached at this time; however, such representative indicated that, should any Preferred Stockholder desire to discuss the issue, such Preferred Stockholder should be encouraged to contact such representative directly.

     On July 12, 2007, Party C contacted Mr. Hauf to report that Party C had been in contact with Dr. Jokhtaberidze regarding a proposal made by Party C with respect to Dr. Jokhtaberidze’s interest in Magticom, which involved a provision that all interests in Magticom (including Dr. Jokhtaberidze’s) would be sold in five years, provided a suitable buyer and purchase price could be found. Party C advised Mr. Hauf that Dr. Jokhtaberidze had rejected Party C’s proposal because of Dr. Jokhtaberidze’s intentions not to sell his interest in Magticom. Party C also communicated its intentions to continue to work on formulating a proposal for a Potential Transaction, and advised Mr. Hauf that it was considering a transaction structure that would provide Party C with an option to put its interest in Magticom to Dr. Jokhtaberidze some time following the completion of any such Potential Transaction. Also on July 12, 2007, Party B contacted Mr. Hauf to request Mr. Hauf’s assistance with respect to Party C’s negotiations with Dr. Jokhtaberidze.
     Later on July 12, 2007, in light of the communications of Party B and Party C to Mr. Hauf, Evercore contacted Party B to advise such party of the possibility that another party might soon undertake to make a proposal relating to a Potential Transaction, potentially as soon as July 13, 2007, and that accordingly any proposal that Party B and/or Party C might make should be made soon. Evercore also advised Party B that any third party proposal was likely to involve a termination fee and/or expense reimbursement provision, which would potentially need to be taken into account should a definitive agreement for any such third party proposal be entered into by the Company.
     Following Evercore’s discussions with Party B, Party B contacted Mr. Hauf and requested that he assist Party B and Party C in discussing and negotiating the terms of their proposal with Dr. Jokhtaberidze. In light of such request, Mr. Hauf and the Company’s legal advisors then contacted Party B and Party C to advise them that Mr. Hauf is not in a position to serve as an intermediary between such parties and Dr. Jokhtaberidze, noting that it would be advisable for them to immediately travel to Georgia in person to meet with Dr. Jokhtaberidze to develop any proposal that such parties are interested in making. The Company’s legal advisors also advised Party B and Party C that the Company would not have control over the actions of Dr. Jokhtaberidze with respect to his interest in Magticom and, therefore, such communications need to take place directly with Dr. Jokhtaberidze in order for Party B and Party C to finalize their proposal. The Company’s legal advisors further advised Party B and Party C that the Company would like to see the best value secured for its stockholders and reminded them that there is an alternative proposal pending that may come to fruition as soon as July 13, 2007, and that any such transaction would likely involve termination fee and expense reimbursement provisions, which would not prohibit any other proposal from coming forward but which would need to be taken into consideration in determining whether such proposal is superior. Party B and Party C then advised Mr. Hauf and the Company’s legal advisors that they already offered to travel to Georgia to have in person discussions with Dr. Jokhtaberidze regarding their proposal and that, instead, Dr. Jokhtaberidze decided to continue to communicate with such parties by email. Party B and Party C further advised that they would contact Dr. Jokhtaberidze again to see if he is willing to have a delegation from Party B and Party C travel to Georgia, as recommended by Mr.

Hauf, and would make such travel arrangements in the event Dr. Jokhtaberidze accepts. Party B and Party C also requested that the Company not take action with respect to any other proposal without the Board being fully informed as to the intentions of Party B and Party C. Mr. Hauf agreed to fully inform the Board of the intentions of Party B and Party C.
     On July 13, 2007, the Company’s legal advisors were informed that Fursa Alternative Strategies LLC (an investment management firm of which William F. Harley, III, a former director of the Company, was a principal), had declined to enter into a support agreement with Parent and Purchaser with respect to the proposed tender offer and merger, so as to preserve its options in connection with any Potential Transaction that may be proposed to the Company.
     On July 13, 2007, Mr. Hauf was apprised of developments in the negotiations between Dr. Jokhtaberidze and Party C, which suggested that Party C would not make a proposal for a Potential Transaction in the near future and, possibly, at any time in the foreseeable future. In light of these developments, which the Board considered at a meeting of the Board on July 13, 2007 (described in further detail below), the Board concluded that the Company was unlikely to receive any proposal from Party B or Party C and that it was accordingly not then advisable or in the interests of the Company and the Common Stockholders to delay the Potential Transaction with Salford/Compound.
     On July 13, 2007, the Board met again to discuss the proposed Salford/Compound tender offer and merger. The Company’s senior management and the Company’s legal and financial advisors provided the Board with an updated overview of their discussions with all potential acquirors over the course of the prior several weeks with respect to a Potential Transaction and with Salford/Compound with respect to their proposed tender offer and merger. The Company’s legal advisors also provided the Board with a privileged presentation regarding fiduciary duties and legal considerations associated with the proposed Salford/Compound tender offer and merger. Evercore presented the Board with an updated financial analysis of the transactions contemplated by the draft Merger Agreement and rendered its opinion that, as of that date, the consideration to be received by the Common Stockholders was fair, from a financial point of view, to such Common Stockholders. The Board discussed Evercore’s financial analysis and the effect on the Company of the proposed tender offer and merger. Following discussion, a majority of the Board (with Mr. Gale dissenting) then determined that it was advisable and in the best interests of the Company and its stockholders to enter into the Merger Agreement and, subject to the terms and conditions of the Merger Agreement, to recommend to the Common Stockholders that they accept the Offer and tender their shares in the Offer and, to the extent applicable, to vote for the merger and the Merger Agreement in any meeting of stockholders called to vote thereon. Accordingly, the Board passed resolutions authorizing the execution and delivery of the Merger Agreement in the form negotiated with Salford/Compound and presented to the Board, subject to the Company’s prior receipt of a letter of credit which would serve as security for the reverse termination fee provided for in the Merger Agreement and subject also to the absence of material changes in circumstances prior to such execution. On July 17, 2007, representatives of Salford/Compound executed the Merger Agreement and the Support Agreement and the Common Stockholders party to the Support Agreement executed the Support Agreement. Also on July 17, 2007, the Company received the letter of credit referred to above and Mr. Hauf executed the Merger Agreement on behalf of the Company. On July 17, 2007, the Company issued a press release announcing the execution of the Merger Agreement and the Support Agreement and Salford/Compound caused Purchaser to commence the Offer on July 18, 2007.
     Opinion of Metromedia’s Financial Advisors
     On July 13, 2007, Evercore delivered its oral opinion to the Board, which opinion was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the consideration to be received by the Common Stockholders was fair, from a financial point of view, to such Common Stockholders.
     The full text of the written opinion of Evercore, dated July 13, 2007, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is contained in Annex I to this Schedule 14D-9 and is incorporated by reference into this Schedule 14D-9. We urge you to read the opinion in its entirety. Evercore’s opinion is directed to our Board, addresses only the fairness from a financial point of view of the consideration to be received by Common Stockholders pursuant to the Merger Agreement and does not address any other aspect of the transaction or constitute a recommendation to any Metromedia stockholder to tender in the Offer or as to whether such holder should tender any shares of Common Stock pursuant to the Offer. The following is a summary of Evercore’s opinion and the methodology that Evercore used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.
     In connection with rendering its opinion, Evercore, among other things:
•	Reviewed certain publicly available and non-public financial statements and other information relating to the Company;

•	Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to Magticom, which is wholly-owned by the Company’s 50.1%-owned subsidiary, International Telcell Celullar, LLC (“ITC”) that were prepared and furnished to Evercore by the management of the Company;

•	Reviewed certain financial projections relating to the Company and Magticom that were prepared by and furnished to Evercore by the management of the Company;

•	Discussed the past and current operations, financial projections and current financial condition of the Company and Magticom with the management of the Company;
•	Reviewed the reported prices and trading activity of the Common Stock and Preferred Stock;

•	Compared the prices and trading activity of the Common Stock with that of certain publicly-traded emerging markets wireless companies and their securities that Evercore deemed relevant;

•	Reviewed the financial terms to the extent available of certain selected emerging market wireless transactions that Evercore deemed relevant and compared the valuation multiples in those transactions to those contemplated by the transaction;

•	Reviewed the Certificate of Designation for the Preferred Stock;

•	Reviewed the Amended and Restated Limited Liability Company Agreement of ITC, dated February 12, 2005, as amended (the “Operating Agreement”);

•	Reviewed a draft of the Merger Agreement, dated July 9, 2007; and

•	Performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.
     For purposes of its analysis and opinion, Evercore did not assume any responsibility for independently verifying, the accuracy and completeness of the information reviewed by Evercore or reviewed for Evercore. For purposes of rendering Evercore’s opinion, members of our management provided Evercore certain financial projections related to Metromedia and Magticom. With respect to the financial projections, Evercore assumed that they had been reasonably prepared by Metromedia on bases reflecting the best available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of Metromedia and Magticom, respectively.
     For purposes of rendering its opinion, Evercore assumed, with Metromedia’s permission, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Metromedia or the consummation of the transaction. With Metromedia’s permission, Evercore also assumed that the aggregate value of the preferred stock is between the aggregate market value of the preferred stock and the aggregate liquidation preference (including accrued dividends) of the preferred stock pursuant to its terms. Evercore has further assumed, with Metromedia’s permission, that in accordance with past practice, Magticom will not pay any dividends to its shareholders in excess of the amount required to reimburse Metromedia for corporate overhead costs in the United States, and therefore, for purposes of its opinion, have not attributed any value to the net operating loss of Metromedia.
     Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Metromedia or any of its subsidiaries, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Metromedia or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based on economic, market and other conditions including, without limitation, the rights of and restrictions on the members of ITC as set forth in the operating agreements, and the information made available to Evercore as of, July 13, 2007. It is understood that subsequent developments may affect its opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.
     Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness from a financial point of view, as of July 13, 2007, to the holders of our Common Stock of the consideration. Evercore’s opinion did not address the relative merits of the Offer or Merger as compared to other business or financial strategies that might have been available to Metromedia, nor did it address the underlying business decision of Metromedia to engage in the transaction. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Metromedia and its advisors with respect to legal, regulatory, accounting and tax matters.
     Our board of directors selected Evercore as its financial advisor because it is a nationally recognized investment banking firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and similar transactions. Pursuant to a letter agreement dated April 22, 2007, our board of directors engaged Evercore to act as our financial advisor in connection with the transaction. Under the terms of this engagement letter, upon the successful completion of the transaction, Evercore will receive a fee for its services of either 1% of the aggregate value of the transaction or $2.25 million, whichever is greater. Upon execution of the engagement letter, Evercore received a fee in the amount of $250,000 which will be fully credited against the aggregate amount of the fee payable upon successful completion of the transaction. In addition, Metromedia has agreed to reimburse certain of Evercore’s expenses and to indemnify Evercore against certain liabilities arising out of its engagement. Evercore has in the past provided financial advisory services to Metromedia and its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services.

     In the ordinary course of business, affiliates of Evercore Group L.L.C. may actively trade in the debt and equity securities, or options on securities, of Metromedia, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
     Set forth below is a summary of the material financial analyses presented by Evercore to our board of directors in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 9, 2007, and is not necessarily indicative of current market conditions.
     The following summary of financial analyses includes information presented in tabular format. You should read these tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.
     Analysis of Historical Trading Prices and Implied Transaction Premiums. Evercore reviewed the historical closing prices of the Common Stock since July 9, 2006, calculated the average daily closing prices of the Common Stock over various time periods, and noted the closing stock price on selected dates including and prior to July 9, 2007. Evercore then calculated and compared the premium that the merger consideration represented relative to the average daily closing prices of the Common Stock for the selected periods and dates. Evercore noted that historical trading prices and implied transaction premiums are not valuation methodologies but were presented merely for informational purposes. The results of these calculations are summarized below:

		Premium of Merger
		Consideration of $1.80
	Historical	Per Share to Historical
	Share Price	Share Price
1 Trading Day Prior to 7/10/07 (7/9/07)	1.34	34.3%
5 Trading Days Prior to 7/10/07 (7/2/07)	$1.38	30.4%
10 Trading Days Prior to 7/10/07 (6/25/07)	$1.53	17.6%
20 Trading Days Prior to 7/10/07 (6/11/07)	$1.55	16.1%
60 Trading Days Prior to 7/10/07 (4/13/07)	$1.56	15.4%
120 Trading Days Prior to 7/10/07 (1/17/07)	$1.50	20.0%

5 Trading Days Average (7/2/07 - 7/9/07)	$1.36	32.4%
10 Trading Days Average (6/25/07 - 7/9/07)	$1.39	29.4%
20 Trading Days Average (6/11/07 - 7/9/07)	$1.47	22.5%
60 Trading Days Average (4/13/07 - 7/9/07)	$1.46	23.4%
120 Trading Days Average (1/17/07 - 7/9/07)	$1.49	20.8%

52 - Week High (9/1/06)	$1.80	0.0%
52 - Week Low (5/21/07)	$1.25	44.0%

     Discounted Cash Flow Analysis. Evercore performed a discounted cash flow (“DCF”) analysis, which calculates the present value of a company’s future cash flow based upon assumptions with respect to such cash flow and assumed discount rates. Evercore’s DCF analysis of Magticom was based upon financial projections set forth in the business plan as of May 2007 (“Base Case”) and as of July 2007 (“Revised Projections”), covering the period between 2007 and 2011 (the “Projection Period”) prepared by and furnished by our management to Evercore. The DCF value of Magticom was calculated by adding (a) the implied present value of Magticom’s forecasted unlevered free cash flows (operating income less income taxes, plus depreciation and amortization, adjusted to reflect changes in working capital, acquisitions and capital expenditures) during the Projection Period, determined using a discount rate range of between 15.0% and 20.0% (discount rate is a measure of the average expected return on all of a company’s securities or loans based on the proportions of those securities or loans in such company’s capital structure), (b) the implied present value of the terminal value of Magticom’s future cash flows (the value of future cash flows at a particular point in time), calculated by multiplying the estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for fiscal year 2011 by a range of multiples of 6.0x to 8.0x and discounting the result using a discount rate range of between 15.0% and 20.0%, and (c) deducting Magticom’s projected debt, net of estimated cash, as of June 30, 2007.
     Evercore calculated a range of implied per share values for the common stock determined by:
     (i) multiplying the amount resulting from the calculation described above by 50.1% (the economic stake of Magticom that Metromedia holds); (ii) adding (a) the amount resulting from the calculation described in clause (i), (b) the estimated value of Metromedia’s 100% stakes in Telecom Georgia and Telenet and (c) the estimated value of cash at Metromedia as of June 30, 2007 as provided by our management, and deducting (d) the value of our preferred shares (based on the closing share price as of July 9, 2007 and the estimated liquidation value as of June 30, 2007 as provided by our management), (e) the value of Metromedia legacy liabilities as provided by our management and (f) the value of capitalized Metromedia corporate overhead as calculated from amounts provided by our management. Evercore then divided the amount resulting from the calculation described in clause (ii) by the number of shares of our common stock outstanding, adjusted for certain restricted stock and stock options outstanding using the treasury stock method. This series of calculations is defined as “The Per Share Calculation.”
     This analysis yielded implied per share present values of our Common Stock as shown below:

	Base	Revised
	Case	Projections
Preferred Stock at Market

Low	$0.77	$1.05
High	$2.20	$2.58

Preferred Stock at Liquidation

Low	$(0.37)	$(0.09)
High	$1.06	$1.46
     Peer Group Precedent Transactions Analysis. Evercore performed an analysis of selected transactions to compare multiples paid in other transactions to the multiples implied in this transaction. Evercore identified and analyzed a group of twenty-eight emerging market wireless transactions that were announced between 2003 and 2007. Evercore calculated enterprise value as a multiple of EBITDA during the last twelve months and enterprise value as a multiple of EBITDA projected in the next full year implied by these transactions. Although none of the transactions are, in Evercore’s opinion, directly comparable to the Merger, the transactions included were chosen because, in Evercore’s opinion, they may be considered similar to the Merger in certain respects for purposes of this analysis.

Target	Acquirer
CJSC ArmenTel	OJSC Vimpel-Communications
Mobi63	Telenor ASA
JSC Kyivstar GSM (Withdrawn)	OJSC Vimpel-Communications
BAKRIE UZBEKISTAN TELECOM LLC	OJSC Vimpel-Communications
LLC Unitel	OJSC Vimpel-Communications
ReCom OJSC	Mobile TeleSystems OJSC
Telsim Mobil Telekomunikasyon	Vodafone Group Plc
Bitel LLC	Mobile TeleSystems OJSC
CJSC Ukrainian Radio Systems	OJSC Vimpel-Communications
Barash Communication Technologies Inc.	Mobile TeleSystems OJSC
Orange Slovensko, a.s.	France Telecom SA
Barash Communication Technologies Inc.	Mobile TeleSystems OJSC
Telesystem International Wireless Inc. (MobiFon S.A./Oskar Mobil a.s.)	Vodafone Group Plc

Target	Acquirer
Oskar Mobil a.s.	Telesystem International Wireless Inc.
MobilTel AD	Telekom Austria AG
Eurotel Bratislava, a.s.	Slovak Telecom, a.s.
TOO KaR-Tel	OJSC Vimpel-Communications
Promonte GSM Ltd.	Telenor ASA
Uzdonrobita JV	Mobile TeleSystems OJSC
Mobiltel Holding GmbH	Private Equity Group
EuroTel, a.s.	Cesky Telecom, a.s.
Ukrainian Mobile Communications (UMC)	Mobile TeleSystems OJSC

Non-Control Transactions
Target	Acquirer
Vodafone Egypt Telecommunications S.A.E.	Telecom Egypt S.A.E.
Polkomtel S.A.	KGHM Polska Miedź S.A.
UAB Omnitel	TeliaSonera AB
MobiFon S.A.	Telesystem International Wireless Inc.
Clearwave N.V.	Telesystem International Wireless Inc.
UAB Omnitel	TeliaSonera AB
     The range of implied multiples that Evercore calculated is summarized below:

Precedent Transaction Multiples
	Mean	Median
Control Transactions

Total Enterprise Value / Last Twelve Months EBITDA (1)	6.9x	6.5x

Total Enterprise Value / 1 Year Forward EBITDA (1)	6.4x	6.5x

Non-Control Transactions

Total Enterprise Value / Last Twelve Months EBITDA	5.9x	6.0x

Total Enterprise Value / 1 Year Forward EBITDA	4.9x	5.3x

(1) Mean and median exclude Vodafone Group Plc / Telsim Iletisim Hizmetleri A.S. transaction.
     Evercore then applied multiples ranging from 5.5x to 8.0x for Control Transactions and 5.0x to 7.5x for Non-Control Transactions to Magticom’s 2006A EBITDA and multiples ranging from 5.0x – 7.5x for Control Transactions and 4.5x to 6.0x for Non-Control Transactions to Magticom’s 2007E EBITDA as set forth in management projections. Evercore then took the value derived for Magticom using this analysis and performed The Per Share Calculation, in this case, also deducting the estimated value of transaction costs as provided by our management, to determine the range of per share equity values for our common stock implied by this analysis. The results are summarized below:

			Non-Control
	Control Transactions		Transactions
	2006A	2007E	2006A	2007E
	EBITDA	EBITDA	EBITDA	EBITDA
Preferred Stock at Market

Low	$0.37	$0.64	$0.09	$0.31
High	$1.78	$2.31	$1.50	$1.32

Preferred Stock at Liquidation

Low	$(0.77)	$(0.50)	$(1.05)	$(0.83)
High	$0.64	$1.18	$0.36	$0.18
     Premiums Paid Analysis. Evercore identified and analyzed 210 U.S. acquisition transactions across all industries with transaction values between $250 million and $750 million announced in the period from January 1, 2004 to July 9, 2007. Using information from Thomson Financial Securities Data, a data source that monitors and publishes information on merger and acquisition transactions, Evercore calculated the premiums paid in those transactions based on the value of the per share consideration received in the transaction relative to the closing stock price of the target company one day, one week and four weeks prior to the respective dates of announcement of the transactions. This analysis produced the following mean and median premiums and implied equity values for our Common Stock, based on a comparison to Metromedia’s closing share prices:

	Period Prior to Announcement
	One Day	One Week	Four Weeks
Metromedia share price (1)	$1.34	$1.38	$1.55
Mean premiums	22.1%	23.3%	26.8%
Implied share price (mean)	$1.64	$1.70	$1.97
Median premiums	20.5%	21.7%	24.7%
Implied share price (median)	$1.61	$1.68	$1.93

(1) Represents Metromedia closing share prices on 7/9/07, 7/2/07 and 6/11/07 for one day prior, one week prior and four weeks prior, respectively.
     Peer Group Trading Analysis. Evercore calculated and compared total enterprise value to EBITDA multiples, price to earnings multiples and price to free cash flow multiples for Magticom and for selected publicly-traded companies. All of these calculations were performed, and based on publicly available financial data (including I/B/E/S International, Inc. estimates and those of other third party Wall Street equity research) and closing prices, as of July 9, 2007. Although none of the selected publicly-traded companies are, in Evercore’s opinion, directly comparable to Magticom, such companies were chosen because, in Evercore’s opinion, they may be considered similar to Magticom in certain respects for purposes of this analysis. The following table summarizes the analysis:

Public Market
Trading Multiples
(1)
	Mean	Median
Total Enterprise Value / 2007E EBITDA	8.2x	7.5x
Total Enterprise Value / 2008E EBITDA	7.1x	6.7x
Price / 2007E Earnings	17.1x	17.4x
Price / 2008E Earnings	14.7x	14.0x
Price / 2007E Free Cash Flow	27.3x	24.1x
Price / 2008E Free Cash Flow	19.3x	17.4x

(1)     Companies include: Cosmote Mobile Telecommunications SA, Millicom International Cellular SA, Mobile TeleSystems OJSC, The Egyptian Company for Mobile Services (Mobinil), Mobile Telecommunications Company KSC, MTN Group Limited, Orascom Telecom Holding S.A.E., Turkcell Iletisim Hizmetleri A.S. and OJSC Vimpel-Communcations.
     Evercore then applied multiples to Magticom EBITDA, Net Income and Free Cash Flow as set forth in management projections. Evercore applied multiples ranging from 6.0x to 7.5x to 2007E Magticom’s EBITDA, 5.5x – 7.0x to Magticom’s 2008E EBITDA, 12.0x – 16.0x to Magticom’s 2007E Net Income, 12.0x to 14.0x Magticom’s 2008E Net Income, 18.0x – 22.0x Magticom’s 2007E Free Cash Flow and 12.5x to 16.0x Magticom’s 2008E Free Cash Flow. In determining the applicable multiple ranges, Evercore also took into account the expected growth from 2006 to 2008 of the peer group companies relative to Magticom, based on publicly available financial data for the peer group companies. Evercore then took the value derived for Magticom using this analysis and performed The Per Share Calculation to determine the range of per share equity values for our common stock implied by this analysis. The results are summarized below:

					2007E	2008E
			2007E	2008E	Free	Free
	2007E	2008E	Net	Net	Cash	Cash
	EBITDA	EBITDA	Income	Income	Flow	Flow
Preferred Stock at Market

Low	$1.41	$1.44	$2.10	$2.59	$2.47	$2.67
High	$2.41	$2.54	$3.66	$3.45	$3.60	$4.14

Preferred Stock at Liquidation

Low	$0.27	$0.30	$0.97	$1.46	$1.35	$1.55
High	$1.28	$1.41	$2.54	$2.33	$2.47	$3.02
     General. In connection with the review of the transaction by our board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of Metromedia. No company used in the above analyses as a comparison is directly comparable to Magticom, and no transaction used is directly comparable to the transactions contemplated by the Merger Agreement. Further, in evaluating comparable transactions, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Metromedia and Evercore, such as the impact of competition on Metromedia and the industry generally, industry growth and the absence of any adverse material change in the financial condition of Metromedia or in the markets generally.
     Evercore prepared these analyses for the purpose of providing an opinion to our board of directors as to the fairness from a financial point of view of the Offer and Merger consideration to be received by our Common Stockholders. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty and are based upon numerous factors, assumptions with respect to industry performance, general business and economic conditions and other matters or events beyond the control of Metromedia and Evercore, neither Metromedia nor Evercore assumes responsibility if future results are materially different from those forecast.
          Evercore is a nationally recognized investment banking firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and similar transactions. Our board of directors retained Evercore based on these qualifications.
          Recommendation of the Metromedia Board of Directors
          On July 13, 2007, after discussions with the Company’s management and financial and legal advisors, a majority of the Board (with Mr. Gale dissenting):
•	determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the Common Stockholders;

•	duly and validly authorized and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and

•	determined to recommend that the Common Stockholders accept the Offer and tender their shares in the Offer and, to the extent applicable, approve and adopt the Merger Agreement, the Merger and the other transactions contemplated thereby.
          Mr. Gale advised the Company that he opposed approving the Merger Agreement, the Offer and the Merger because he believed that the assumed value range of the Preferred Stock utilized in evaluating the transaction was potentially overstated, resulting in an implied range of equity values for the Company, after subtracting the assumed values for the Preferred Stock, which was potentially understated. Mr. Gale further advised that he believed higher equity values for the Company might be achieved in the future if the Company continued to operate its businesses in the normal course.
          Accordingly, a majority of the Board (with Mr. Gale dissenting) recommends that you accept the Offer and tender your shares of Common Stock in the Offer.
          Reasons for the Recommendation
          In reaching its decision (with Mr. Gale dissenting) to approve and support the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby as well as its unanimous recommendation that the Common Stockholders of the Company accept the Offer and tender their shares of Common Stock in the Offer, the Board carefully reviewed and considered a number of factors in consultation with its outside legal and financial advisors and senior management, including the following:

          Unsolicited Proposal; Competitive Process. The Board considered that Salford/Compound’s tender offer proposal and the discussions and negotiations that led to the proposal were initiated by Salford and not solicited by the Board or its representatives. The Board also considered that, in response to Salford’s unsolicited proposal (which appeared to contemplate an attractive valuation for the Common Stock), the Board had, together with senior management and Evercore, conducted a concerted effort over several months to solicit competing proposals from a targeted but broad group of potential suitable purchasers likely to be interested in, and to have the necessary resources to consider, a strategic transaction to acquire the assets and/or securities of Metromedia. The Board considered that Metromedia had received a number of solicited and unsolicited proposals to acquire the assets and/or securities of Metromedia and had negotiated with several of the interested parties, including Salford/Compound, and that most of these parties decided not to continue negotiations with the Company for various reasons, some of which related to the protective and participatory rights held by the Company’s minority partner in its Magticom business venture, Dr. Jokhtaberidze and the possible adverse effect such rights might have with respect to any subsequent sale or other financial transaction concerning Magticom. The Board considered the results of this competitive process, and, in consultation with Metromedia’s outside legal and financial advisors, determined that the Merger Agreement (including the Offer, the Merger and the other transactions contemplated thereby) was the most favorable proposal received by Metromedia (including as to price, certainty of closing and other terms of the proposal discussed below) that remained outstanding as of the date of the Board’s determination.
          Geopolitical Risk. The Board considered the uncertain and turbulent political situation and relationship between the country of Georgia and the Russian Federation and the resulting near and long term risks to Metromedia’s business ventures in Georgia arising from these circumstances.
          Strategic Alternatives. The Board considered that Metromedia and the Board had conducted an ongoing thorough, independent review of Metromedia’s strategic alternatives since the fall of 2004, including remaining as an independent company, and that throughout this review the Board had received additional advice and assistance from its legal counsel and financial advisors. The Board also considered the difficulties Metromedia expects to experience in engaging in transaction structures other than a tender offer and subsequent short form merger until it becomes current in its periodic and financial reporting obligations with the SEC, which it expects will not occur until after the end of fiscal year 2007. In this regard, the Board considered feedback the Company recently received from representatives of the SEC that the Company would not be eligible for exemptive relief from the SEC from the rules and regulations requiring audited financial statements to be provided to stockholders in connection with any stockholder meeting to vote on a strategic transaction involving the Company. The Board also considered the relative unlikelihood that Metromedia might, following the completion of the solicitation exercise referred to above, receive any other solicited or unsolicited firm offer in the near future that could be expected to generate a better return to Common Stockholders than the Offer and the Merger.

          Preferred Stock. The Board considered the difficulties experienced in the past in exploring and negotiating strategic transactions given the differences of opinion between Metromedia’s two classes of stock regarding their respective claims to any value realized in such a transaction and the distribution of proceeds received in such a transaction among the two classes of stock (for example, the difficulties experienced by the Company in the negotiation surrounding the allocation of consideration in the now terminated sale transaction that was proposed in the fall of 2006). The Board also considered (1) the nature of the competing claims of such classes of stock and the difficulties the Board anticipates would be associated with various methods of reconciling such claims, including through strategic transactions and other alternatives, such as recapitalizations, share buy back programs and conversion programs, (2) the significant overhang of the Preferred Stock, including unpaid accrued and accumulated dividends thereon, and (3) the complications likely to arise from such competing claims and Preferred Stock overhang if Metromedia were to continue to operate and develop its business ventures while remaining an independent public company. In addition, the Board considered the effect of the Offer and the Merger on the Preferred Stock and the applicable terms of the certificate of designation for the Preferred Stock (the “Certificate of Designation”), that the Preferred Stock would remain outstanding following consummation of the Offer and the Merger and that the terms of the Certificate of Designation would continue to govern the actions that may be taken by the Company with respect to the Preferred Stock.
          Metromedia Operating and Financial Condition; Prospects of Metromedia and its Businesses. The Board considered the business, operations, properties and assets, financial condition, cash flows, business strategy and prospects of Metromedia and its business ventures (as well as the risks involved in achieving those prospects), the nature of the industry in which Metromedia and its business ventures operate and compete, related industry trends, and general economic and market conditions, both on an historical and on a prospective basis. The Board considered the historical and potential impacts of competition in the markets in which the Company operates, including the potential impact that new market entrants may continue to have on its business ventures. The Board also considered the uncertain and turbulent economic and political environment in the country of Georgia and the potential effect such circumstances might have on future market perception of Metromedia’s enterprise value, Metromedia’s stock price volatility, market capitalization and liquidity, the inherent uncertainty associated with the future operational plans of Metromedia and its businesses, and the risks inherent in Metromedia’s business model, including the lack of liquidity and capital for further material extension of Metromedia’s business ventures.
          Accounting and Financial Reporting. The Board considered the continuing risks associated with the restatement of Metromedia’s financial statements, the substantial delays in its ability to satisfy the periodic reporting requirements of the Exchange Act, and the uncertainty as to when Metromedia would be able to complete its audited financial statements for periods subsequent to December 31, 2004 and to file with the SEC the related periodic reports for such periods. The Board further considered the letter received from the SEC on April 17, 2007 raising the possibility that the SEC would take administrative action to deregister the Company’s securities (which would result in such securities no longer being eligible for trading on the “pink sheets”) as a result of the delinquency in the filing of its periodic reports and financial statements. In considering the foregoing matters, the Board considered the various reasons for such reporting delays as well as the Company’s discussions with the SEC regarding its April 17, 2007 letter, which discussions are still pending.
          Magticom Business Partnership. The Board considered the stated intention of its business partner in Magticom, Dr. Jokhtaberidze, to retain long-run ownership in Magticom rather than participate with Metromedia in any sale of Magticom or its business assets, the protective and participatory rights granted to Dr. Jokhtaberidze under Magticom’s governing documents and those of its affiliates, the effects of such rights on the operation and future development of Magticom, the current and historical relationships between Metromedia and Dr. Jokhtaberidze and between Salford/Compound and Dr. Jokhtaberidze, and the risks inherent in pursuing a sale of Metromedia’s interest in Magticom without ensuring the prior cooperation and support of Dr. Jokhtaberidze for such sale, the lack of which cooperation and support could adversely affect the value and business prospects of Magticom. The Board also considered the shared intentions of Salford/Compound and Dr. Jokhtaberidze regarding the future development and operations of Magticom and their interest and willingness to work together in the ownership and operation of the Magticom business venture going forward.
          Transaction Financial Terms. The Board considered the current and historical market prices of the Common Stock and the Preferred Stock, and that the $1.80 per share consideration for the Common Stock represented (1) a premium of approximately 29% over the closing price of the shares of Common Stock on July 16, 2007, the last trading day before the public announcement that the Company had entered into the Merger Agreement, and (2) a premium of approximately 18% over the average closing price of the shares for the period encompassing the last 12 months. When considering the consideration to be offered to Common Stockholders, the Board reviewed financial projections for Metromedia and its business ventures, considered Metromedia’s past and current operations and financial condition and the prospects of its business ventures, the prices and trading activity of Common Stock as compared to the securities of other publicly-traded emerging market wireless companies, and the financial terms and valuation multiples of other emerging market wireless transactions (to the extent available). In considering the current and historical market prices of Common Stock, the Board also considered information provided by Evercore concerning historical and recent public market trading activity in the Common Stock and public market valuation measures for the Common Stock, which indicated that the per share consideration represents a substantial premium to the present valuation of Common Stock.
          Cash Consideration; Certainty of Value. The Board considered that the form of consideration to be paid to Common Stockholders in the Offer and the Merger would be cash, thereby providing such stockholders with certainty of the value of their consideration and the ability to realize immediate value for their investment as compared to equity securities, which are subject to fluctuation in value, or other less liquid consideration. In addition, the Board considered that the top-up option granted to Purchaser in the Merger Agreement may facilitate the completion of a short form merger upon the successful completion of the Offer, which would provide to Common Stockholders who fail to tender their shares in the Offer an immediate realization of the value of their investment at a price equal to that received by Common Stockholders who tender their shares in the Offer.
          Certainty of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of Purchaser to accept and pay for the Common Stock tendered in the Offer and the merger consideration in the Merger. The Board also considered that Salford/Compound has demonstrated its financial capacity (and, accordingly, that of Purchaser) to consummate the Offer and the Merger by having sufficient funds set aside and readily accessible to consummate the transactions contemplated by the Merger Agreement and pay applicable fees and expenses.
          Timing of Closing. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer, which should allow Common Stockholders to receive the cash consideration in a relatively short time frame, followed by a second step merger in which other Common Stockholders will receive the same cash consideration received by those Common Stockholders who tendered their shares in the tender offer.
          Evercore Fairness Opinion. The Board considered presentations from Evercore and the written opinion of Evercore, dated July 13, 2007, that the $1.80 per share cash consideration to be paid to Common Stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of Evercore’s written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is described above and is attached and filed as Annex I hereto and is incorporated herein by reference.
          Negotiations and Terms of the Merger Agreement. The Board considered the efforts of the Board, company management and their legal and financial advisors to negotiate a definitive Merger Agreement in the best interests of and favorable to Metromedia and its Common Stockholders as reflected by the financial and other terms and conditions of the Merger Agreement, including that (1) neither the Offer nor the Merger are subject to a financing condition, (2) Salford/Compound has demonstrated its (and Purchaser’s) financial capacity to consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement by having set aside and available sufficient funds to consummate such transactions, (3) the conditions to the Offer are specific and limited and, in the Board’s judgment, are likely to be satisfied, (4) subject to compliance with the terms and conditions of the Merger Agreement, Metromedia is permitted to terminate the Merger Agreement and the Board can change its recommendation in order to approve an alternative transaction proposed by another person that qualifies as a Superior Proposal, as defined in the Merger Agreement, upon the payment of a modest termination fee of $5,500,000 and reimbursement for reasonable actual documented out-of-pocket expenses of Salford/Compound and their affiliates of up to $2,000,000, and its belief that such termination fee and expense reimbursement was reasonable in comparison with termination fees and expense reimbursement payable in other similar transactions and would not preclude another person from making a competing proposal, (5) under certain circumstances, Purchaser will be required to extend the Offer beyond the initial expiration date of the offer to permit additional time to satisfy the conditions to Purchaser’s obligation to consummate the Offer, (6) any Common Stockholder who tenders in the Offer has the right to withdraw tendered shares at any time until the Offer expires (except for shares tendered during any subsequent offer period) and (7) the top-up option was insisted upon by the Purchaser and granted in order to facilitate the completion of a short form merger upon the consummation of the Offer; the short form merger allows the Purchaser to quickly achieve that which could otherwise be done following completion of the Offer under Delaware law and in turn provides Common Stockholders who fail to tender their shares in the Offer with an immediate realization of the value of their investment at a price equal to that received by Common Stockholders in the Offer.
          Ability to Change Recommendation. The Board considered the provisions in the Merger Agreement that permit the Board to withhold, withdraw or modify in a manner adverse to Purchaser the Board’s recommendation to Common Stockholders that they accept the Offer and tender their shares in the Offer and, if required by Delaware law, vote their shares in favor of the adoption of the Merger Agreement, provided that certain specified conditions are satisfied, including that the Board will have reasonably determined in good faith (after having taken into account the advice of the Company’s outside legal counsel and financial advisors) that the failure to so withhold, withdraw or modify the Board’s recommendation is likely to constitute a breach of its fiduciary duties to Common Stockholders under applicable law.
          Appraisal Rights. The Board considered the rights of Common Stockholders who do not tender their shares in the Offer to demand appraisal of the fair value of their shares under the Delaware General Corporation Law in lieu of receiving the consideration payable in the second-step merger. The Board also considered the rights of the Preferred Stockholders to demand appraisal of the fair value of their shares under the Delaware General Corporation Law. The Board also considered the provisions of the Merger Agreement that restrict Salford/Compound from taking actions that would result in insufficient cash or assets left in the Company while any appraisal proceedings initiated in connection with the Merger are pending.
          Becoming a Private Company. The Board considered the potential benefits of ceasing to be a public reporting company by enabling it to focus its resources on its business operations and to reduce expenses associated with Metromedia’s compliance with its public reporting obligations, including under the Sarbanes-Oxley Act of 2002, as amended.

          The Board of directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:
          No Continued Investment. The Board considered that the nature of the transaction as a cash transaction would prevent Common Stockholders from being able to participate in any value creation that Metromedia and its business ventures may generate in the future, as well as any future appreciation in the market value of Common Stock.
          Potential Deregistration. The Board considered that, subsequent to the completion of the Offer and the Merger, the Common Stock would be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that there is a potential that the Preferred Stock could be deregistered under the Exchange Act, in which case Metromedia would no longer exist as a public company registered under the Exchange Act, although the Merger Agreement provides that in such event the Company would be under an obligation to provide certain financial information to the Preferred Stockholders on a quarterly and annual basis.
          Tax Treatment. The Board considered that gains from the transactions contemplated by the Merger Agreement would be taxable to Common Stockholders for U.S. federal income tax purposes. The Board also considered that gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to the Common Stockholders and the Preferred Stockholders who perfect their appraisal rights.
          Conditions to Closing. The Board considered the conditions to the obligation of Purchaser to accept for payment and to pay for the Common Stock tendered in the Offer and the merger consideration in the Merger and the possibility that such conditions might not be satisfied, including as a result of events outside of Metromedia’s control.
          Limited Recourse. The Board considered the fact that the liability of Purchaser and its affiliates to Metromedia in the event of any breach by Purchaser of the Merger Agreement is limited to a reverse termination fee of $10 million.
          Effects of Failure to Consummate the Offer and the Merger. The Board considered that, if the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not consummated, (1) Metromedia’s directors, officers and other employees will have expended considerable time and effort and will have experienced significant distractions from their work during the pendency of the transaction, including their work in finalizing Metromedia’s outstanding financial statements and periodic reports, (2) Metromedia will have incurred significant transaction and opportunity costs attempting to consummate the transactions, and Metromedia may have lost customers, vendors, business partners, and employees after the announcement of the Offer, (3) the market’s perception of Metromedia’s prospects as well as those of its business ventures in the country of Georgia could be adversely affected, potentially resulting in a loss of customers, vendors, business partners and employees, (4) the trading price of the Common Stock and the Preferred Stock could be adversely affected and

(5) although the Company may receive a reverse termination fee of $10 million, such fee will not necessarily be adequate to reimburse the Company for all of its costs and expenses incurred in connection with such proposed transactions.
          Termination Fee and Expenses. The Board considered the restrictions that the Merger Agreement imposes on the ability of Metromedia and its advisors and other representatives to solicit competing proposals for strategic transactions, and provisions in the Merger Agreement that require Metromedia to pay a termination fee and expense reimbursement under certain circumstances (including the potential effect of such termination fee and expense reimbursement in deterring other potential acquirors from proposing alternative transactions, although the risk that there are other potential acquirors interested in and capable of engaging in a transaction with the Company is mitigated by the competitive process described above).
          Risks Pending Closing. The Board considered the risk that during the time between execution and consummation of the transactions contemplated by the Merger Agreement, Metromedia’s business prospects could change materially, in ways both adverse and beneficial to Purchaser, and that the price per share of Common Stock offered by Purchaser is fixed at $1.80 regardless of such changes, and that during such time Metromedia will be required to operate in the ordinary course and subject to other restrictions as provided in the Merger Agreement, which may delay or prevent Metromedia from undertaking business opportunities that may arise pending completion of the Offer and the Merger. The Board also considered the potential disruption to its business operations and staffing as preparations are made for closing, and that such disruptions may delay further Metromedia’s efforts to finalize its outstanding financial statements and periodic reports.
          Other Interests. The Board considered and was aware of the potential conflicts of interest between Metromedia and certain of its executive officers and directors as a result of the transactions contemplated by the Offer and the Merger as described above under Item 3.
          After considering these factors, a majority of the Board concluded (with Mr. Gale dissenting) that the positive factors relating to the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby substantially outweighed the potential negative factors.
          In addition, as previously noted a majority of the Board (with Mr. Gale dissenting) determined to recommend that Common Stockholders accept the Offer and tender their shares in the Offer because tendering stockholders will receive cash in a relatively short time period, delivering certainty of value without the significant delays that might be associated with the completion of the Merger or experienced in pursuing another strategic transaction. A majority of the Board (with Mr. Gale dissenting) also recommends that Common Stockholders should tender their shares in the Offer because, if the Minimum Condition of the Offer is not satisfied within the time period outlined in the Merger

Agreement, Purchaser will have the ability to terminate the Merger Agreement and Metromedia will face significant geo-political, operational and other risks as a continuing independent public company.
          The foregoing discussion summarizes the material factors, positive and negative, considered by the Board in its consideration of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. A majority of the Board (with Mr. Gale dissenting) approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommended that Common Stockholders should accept the Offer and tender their shares in the Offer based upon the totality of the information and circumstances presented to and considered by the Board.
          Intent to Tender
          To the best of the Company’s knowledge, all of the Company’s directors, executive officers, affiliates or subsidiaries intend to tender for purchase pursuant to the Offer all shares owned of record or beneficially owned and over which they have dispositive power, other than shares subject to options and warrants, which, to the extent such securities have an exercise price of less than $1.80 per share of Common Stock, will become vested and cashed out in the Merger, as described under Item 4.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
          Evercore is acting as Metromedia’s financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Evercore’s engagement, Metromedia has agreed to pay Evercore a cash fee equal to the greater of $2,250,000 or 1.0% of the aggregate consideration paid in the Offer and the Merger for any equity securities of the Company, which fee will depend on the aggregate consideration paid at the closing of the transaction, as described in the previous sentence, but is estimated to be approximately $2,250,000, and which will be payable upon the closing of the transactions contemplated by the Merger Agreement. Evercore will also be reimbursed for its reasonable expenses. Metromedia also agreed to indemnify Evercore and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of their engagement.
          Evercore and certain of its affiliates have performed in the past, and may continue to perform, certain services for Metromedia and its subsidiaries, all for customary compensation. Such past services include the services provided to the Company that are described under Item 3.

Item 6. Interest in Securities of the Subject Company.
          No transactions in the shares of Common Stock have been effected during the past 60 days by Metromedia or, to Metromedia’s knowledge, by any of Metromedia’s directors, executive officers, affiliates or subsidiaries, except that on May 25, 2007, Metromedia issued 9,110,000 shares of restricted Common Stock to Mr. Hauf pursuant to the Stock Incentive Plan, as described under Item 3.
Item 7. Purpose of the Transaction and Plans or Proposals.
          Except as set forth in this document, Metromedia is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Metromedia securities by Metromedia, a subsidiary of Metromedia or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Metromedia or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Metromedia or any of its subsidiaries, or (iv) any material change in Metromedia’s present dividend rate or policy, or its indebtedness or capitalization. Except as set forth in this statement or the offer to purchase, there are no transactions, resolutions of the Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.
Item 8. Additional Information.
          Section 14(f) Information Statement
          Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, the Company expects to file with the SEC and transmit to Metromedia stockholders an information statement in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Metromedia stockholders as described in the description of the Merger Agreement, which is incorporated by reference in Item 3 above. This information statement will be incorporated herein by reference upon filing with the SEC.
          Anti-Takeover Statutes and Provisions
          Section 203 of the Delaware General Corporation Law generally prevents an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (including an acquisition by merger) with a Delaware corporation governed by Section 203 for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.
          Metromedia has approved the Merger Agreement and the transactions contemplated thereby pursuant to which Purchaser is to become an interested stockholder of Metromedia, and therefore the restrictions of Section 203 are inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
          Appraisal Rights
          No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Common Stockholders who did not tender their shares of Common Stock in the Offer or, if a vote of stockholders is taken regarding the Merger Agreement, did not vote in favor of the Merger will have certain rights under the Delaware General Corporation Law in connection with the Merger to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares of Common Stock. In connection with the Merger, Preferred Stockholders will also have certain rights under the Delaware General Corporation Law to demand appraisal of, and to receive payment in cash of the fair value of, their shares of Preferred Stock. Stockholders who perfect those rights by complying with the procedures set forth in Section 262 of the Delaware General Corporation Law will have the fair value of their shares as of the time of the Merger (likely exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares. If any Common Stockholder who demands appraisal under Section 262 of the Delaware General Corporation Law fails to perfect, or effectively withdraws or loses such Common Stockholder’s right to appraisal as provided in the Delaware General Corporation Law, the shares of Common Stock of such Common Stockholder will be converted into the right to receive the price per share paid in the Merger in accordance with the Merger Agreement. If any Preferred Stockholder who demands appraisal under Section 262 of the Delaware General Corporation Law fails to perfect, or effectively withdraws or loses such Preferred Stockholders right to appraisal as provided in the Delaware General Corporation Law, the shares of Preferred Stock of such Preferred Stockholder will remain outstanding following the Merger. A stockholder may withdraw a demand for appraisal by delivering to Metromedia a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the Common Stockholders and the Preferred Stockholders as provided in the Delaware General Corporation Law.

          The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the text of which is set forth in Exhibit (a)(7) hereto and incorporated by reference herein.
          7 1/4 % Cumulative Convertible Preferred Stock
          There are 4,140,000 shares of Preferred Stock with a liquidation preference of $50.00 per share, all of which were outstanding as of July 16, 2007.
          Dividends on the Preferred Stock are cumulative from the date of issuance and payable quarterly, in arrears. The Company may make any payments due on the Preferred Stock, including dividend payments and redemptions (i) in cash; (ii) through issuance of the Common Stock or (iii) through a combination thereof.
          Through March 15, 2001, the Company paid its quarterly dividends in cash. The Company has elected not to declare a dividend for any quarterly dividend periods ending after June 15, 2001. As of June 30, 2007, total dividends in arrears were $117,980,794. The amount of dividends that will be outstanding as of December 31, 2007 (inclusive of the effects of compounding and assuming no payments of the dividends) will be $129,845,236. The Preferred Stock is redeemable at any time, in whole or in part, at the discretion of the Company, initially at a price of $52.5375 per share in the year 2000 and thereafter at prices declining to $50.00 per share on or after September 15, 2007, plus in each case all accrued and unpaid dividends as of the redemption date. As of March 31, 2007, the Company has not redeemed any of the Preferred Stock. The Preferred Stock is not subject to any sinking fund provisions.
          The Preferred Stock is convertible at any time at the option of the holders into shares of Common Stock. The rate used to determine the number of shares of Common Stock is a function of the liquidation preference, the amount of any accrued and unpaid dividends and the initial conversion price of $15.00, subject to adjustment based on certain events defined in the Certificate of Designation, none of which have occurred. As of March 31, 2007, no shares of Preferred Stock have been converted into shares of Common Stock. Assuming a market price of $1.80 per share for the Common Stock and accrued and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion (which amount reflects the accrued and unpaid dividends per share of Preferred Stock as of June 30, 2007), the exercise of this conversion right would result in the issuance per share of Preferred Stock of 5.23 shares of Common Stock (($50 + $28.50) / $15) having an aggregate value of $9.42.
          Furthermore, the Certificate of Designation provides that each holder of shares of Preferred Stock has a one-time option to convert their shares of Preferred Stock into Common Stock upon a “Change of Control,” as defined in the Certificate of Designation, which includes a sale of “all or substantially all of the assets of the Company” (the “Sale Event”). If such an event were to occur and if the average closing price of a share of Common Stock for the five trading days preceding the Sale Event is less than the conversion price discussed in the preceding paragraph (currently $15), then

Preferred Stockholders would have a one-time option to convert their shares of Preferred Stock into Common Stock applying a conversion price equal to the greater of:
•	the average closing price of Common Stock for the five trading days preceding the Sale Event, and

•	$7.91.
          However, in lieu of issuing shares of Common Stock upon the exercise of this one-time conversion option, the Company would have the right, at its sole option, and assuming the existence of funds legally available therefor, to make a cash payment in an amount per share of Common Stock receivable upon conversion equal to the average closing price of a share of Common Stock for the five trading days preceding the Sale Event for each share otherwise issuable upon exercise of this one-time conversion option. This one-time conversion option would have to be exercised within 30 days following the consummation of the Sale Event. Assuming a market price of $1.80 per share for the Common Stock and accrued and unpaid dividends per share of Preferred Stock equal to $28.50 at the time of conversion, the exercise of this conversion right would result in the issuance per share of Preferred Stock of approximately 9.924 shares of Common Stock (($50 + $28.50) / $7.91) having an aggregate value of $17.86, or cash in lieu thereof at the sole option of the Company.
          The Company believes the foregoing summary of the conversion rights of the Preferred Stock sets forth all conversion rights to which the holders of such Preferred Stock are entitled. However, the Company understands that a Preferred Stockholder may interpret certain provisions of the Certificate of Designation relating to conversion rights to require the Company, if it does not elect to satisfy accrued and unpaid dividends in cash at or prior to conversion, to value any shares of Common Stock issued in satisfaction of such accrued and unpaid dividends utilizing the present market value of such stock (the “Alternative Interpretation”) instead of factoring such accrued and unpaid dividends into the then applicable conversion price and formula (as described in the preceding paragraphs). The latter methodology would value any such shares of Common Stock issued in satisfaction of such accrued and unpaid dividends at the Preferred Stock conversion price, which is presently significantly in excess of the current market value of the Common Stock. Accordingly, if the Alternative Interpretation were to be applied and the Company did not elect to satisfy the accrued and unpaid dividends upon a conversion of the Preferred Stock in cash, the number of shares of the Common Stock issuable upon conversion of each share of Preferred Stock would equal the sum of (x) all accrued and unpaid dividends per share of Preferred Stock divided by the then prevailing market price per share of the Common Stock, plus (y) the $50 liquidation preference per share of Preferred Stock divided by the then applicable conversion price (currently $15.00).
          By way of illustrative example, utilizing the liquidation value per share of Preferred Stock of $50 per share and assuming the market value of the Common Stock equals $1.80 per share and the accrued and unpaid dividends per share of Preferred Stock is $28.50 at the time of conversion, then (x) under the conversion formula outlined in the preceding paragraphs (assuming no reduced Change of Control conversion price), a holder of Preferred Stock would be entitled to receive approximately 5.23 shares of Common Stock for each share of Preferred Stock converted (($50 + $28.50) / 15), or $9.42 based on the assumed Common Stock market price of $1.80 per share, or (y) under the Alternative Interpretation, a holder of Preferred Stock would be entitled to receive approximately 19.167 shares of Common Stock for each share of Preferred Stock converted (($50 / $15) + ($28.50 / $1.80)), or $34.50 based on the assumed market price of $1.80 per share.
          The Company also understands that a Preferred Stockholder may interpret certain provisions of the Certificate of Designation relating to conversion rights to provide that any conversion under the Change of Control conversion option includes the right to be paid accrued and unpaid dividends using the Alternative Interpretation, i.e., any shares of Common Stock issued in satisfaction of accrued and unpaid dividends upon a Change of Control conversion should be valued at the present market value of such stock. Using this formula and assuming a market value of the Common Stock of $1.80, accrued and unpaid dividends per share of Preferred Stock of $28.50 at the time of conversion and a reduced Change of Control conversion price of $7.91, a holder of Preferred Stock would be entitled to receive approximately 22.154 shares of Common Stock for each share of Preferred Stock converted (($50 / $7.91) + ($28.50 / $1.80)), or $39.88 based on the assumed market price of $1.80.
          The Company believes that the Alternative Interpretation of the Certificate of Designation, as applied to a conversion upon a Change of Control or any other conversion, does not correctly reflect the terms of the conversion rights of the Preferred Stock and, instead, under the terms of the Certificate of Designation, the Company has the option of satisfying accrued and unpaid dividends by the issuance of Common Stock either (x) based on the applicable conversion price or (y) valued at the market price. To the extent the holders of Preferred Stock elect to exercise their conversion rights, the Company intends to apply the then applicable conversion price and formulas as described in the foregoing paragraphs and not the Alternative Interpretation.
          Under the Certificate of Designation, following any capital reorganization or reclassification or other change of outstanding shares of Metromedia’s Common Stock, or any consolidation or merger of Metromedia with another person, or in case of any sale or other disposition to another Person of all or substantially all of the assets of the Company the sole right of the holders of Preferred Stock upon conversion is to receive the kind and amount of shares of stock, other securities, other property, or cash receivable upon such transaction by a holder of the number of shares of Common Stock into which such share of Preferred Stock could have been converted immediately prior to such transaction. Accordingly, following the consummation of the Merger, upon any conversion of Preferred Stock, the holder will not be entitled to receive any shares of Common Stock or other securities of the surviving company but rather will be entitled to be paid $1.80 in cash in respect of each share of Common Stock that would otherwise be issuable upon such conversion.
          In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Preferred Stockholders will be entitled to be paid out of the Company’s assets available for distribution to its stockholders before any payment or distribution is made to the holders of Common Stock or other class of stock subordinated to the Preferred Stock. The Preferred Stockholders are entitled to receive a liquidation preference in the amount of $50.00 per share, plus all accrued and unpaid dividends, or a pro rata share of the full amounts to which the Preferred Stockholders are entitled if the liquidation preference cannot be paid in full. Except as described below, the Preferred Stockholders have no voting rights.
          According to the terms of the Preferred Stock, if the Company does not make six consecutive dividend payments on the Preferred Stock, holders of 25% of the outstanding Preferred Stock can compel the Company to call a special meeting of the Preferred Stockholders for the purpose of electing two new directors to the Company’s Board of Directors. As of September 15, 2002, the Company had failed to make six consecutive Preferred Stock dividend payments. In June 2004, the Company entered into the Board of Director Nominee Agreement with certain Preferred Stockholders who represented to the Company that they held discretionary authority (including the power to vote) with regard to 2.4 million shares, or 58%, of the outstanding 4.1 million shares of Preferred Stock. Under the terms of the Board of Director Nominee Agreement, the Participating Preferred Stockholders irrevocably waived the right to request a special meeting of holders of Preferred Stock to elect directors or take any action to request such a meeting. In consideration of this waiver, Messrs. Gale and Henderson, who were identified by the Participating Preferred Stockholders as director candidates, were elected as Class III Directors by the Company’s Board of Directors. Their terms expired at the Company’s annual meeting of stockholders on December 15, 2006. At the December 15, 2006 annual meeting, the holders of Preferred Stock voted separately as a class for the reelection of Messrs. Gale and Henderson for a term expiring upon the earlier of the Company’s next annual meeting or such time as all dividends in arrears on the Company’s Preferred Stock are paid in full.
          Discussion of Delay in Filing Periodic Reports
          In December of 2006, the Company filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”). However, the Company has not been able to file in a timely fashion its outstanding periodic reports for the fiscal quarter ended March 31, 2005 and subsequent periods. As more fully described herein, this delay is principally due to the fact that the Company has experienced and continues to experience significant difficulties in finding and retaining qualified accounting personnel in the country of Georgia where substantially all of the Company’s operations are based and the continuing effect of certain required restatements of the Company’s financial statements. Nonetheless, and despite past difficulties and delays, the Company has taken and continues to take specific actions to complete all outstanding financial statements and periodic reports and to implement methodical processes and systems capable of ultimately delivering timely financial reports for the Company.
          When the current management team of the Company took office in February 2003, the Company’s assets consisted of a wide range of radio,

telecommunications and cable television interests in Eastern Europe, Russia and other former Soviet states, and the People’s Republic of China. The Company was also in the midst of a severe liquidity crisis, having insufficient cash flow to timely meet its operating expenses and service its debt obligations of approximately $210 million. At the time, the Common Stock was trading at 3 cents per share.
          Through a series of restructurings and asset sales, the Company’s management team successfully monetized the Company’s interests in non-core businesses, materially downsized its level of corporate overhead, and retired in full its outstanding long-term debt, thereby substantially alleviating all of the former liquidity pressures on the Company by the end of the third quarter of 2005. Holders of Company bonds were repaid in full, and the market price of the Common Stock increased through this period, ultimately reaching its current level of more than fifty times greater than that which prevailed in February 2003.
          The Company’s remaining principal asset is its 50.1% interest in Magticom, a mobile telephony operator in the country of Georgia. While highly profitable and of steadily increasing enterprise value, Magticom has operated throughout its history according to norms and practices typical of companies in most post-Soviet states, and its operations did not include many of the accounting and record keeping practices associated with U.S. generally accepted accounting principles (“GAAP”). Preparation of GAAP-compliant financial reports for Magticom thus proved to be an arduous task, complicated by the inadequacies of local accounting workflow processes and information systems, and the very limited availability of GAAP-trained personnel in Georgia.
          During the final stages of the restructuring begun in 2003, the Company encountered difficulties in finalizing its 2004 audited financial statements, and the Company was not able to meet the SEC’s filing deadline for its 2004 Form 10-K. These difficulties arose from the extensive scale and complexity of the Company’s historical holdings then being liquidated, the increased scrutiny applied by the Company’s independent auditors in view of the Company’s questionable liquidity throughout most of this period, the difficulty that the Company has had and continues to have in recruiting finance personnel sufficiently trained in GAAP at the Company’s overseas business ventures, and the much reduced corporate-level workforce available in the U.S. after a downsizing undertaken in 2003 to accommodate very severe cash flow limitations. This situation was further complicated by the discovery in late May 2005 of the need to restate the Company’s financial reports for the first three quarters of 2004 and for prior fiscal years from 1999 through 2003, a pre-condition to the issuance of its 2004 Form 10-K. As more fully described in the 2004 Form 10-K, this restatement was initially prompted by discovery of a likely misclassification of one of the Company’s subsidiaries (an intermediary investment holding company) as a consolidated entity, but grew to include the resolution of a wide range of historical classification and reporting errors. The restatement work effort ultimately encompassed a period of more than a year and a half, due largely to difficulties associated with acquiring information from businesses long since divested and supporting documentation for transactions that occurred long ago, in a wide range of foreign jurisdictions, and the complexity of arranging auditor review and approval of restated results.
          Achieving timely reporting has been further hampered by certain inadequacies in the historical preparation of GAAP financial accounts and reports based on local financial accounting workflow processes and information systems of the Company’s foreign business ventures, including Magticom. Preparation of GAAP-compliant financial results from local books of account and records of such business ventures has required significant participation and guidance of the Company’s U.S.-based corporate finance personnel. The Company has thus necessarily devoted a substantial portion of its limited corporate finance resources to the process of transforming local statutory accounting records for the Company’s business ventures into GAAP-compliant financial reports.
          The Company has historically lacked sufficient personnel in the country of Georgia with requisite GAAP accounting skills, and the recruitment and retention of such qualified personnel in Georgia has been and will most likely continue to be difficult due to the high demand for, and limited availability of, individuals with such skills in that part of the world. Despite these limitations, the Company’s current Georgian business ventures have significantly improved their financial reporting and accounting workflow processes. As a specific and significant example, the Company’s Magticom business venture is currently completing the implementation of an enterprise reporting package, Oracle E-Business Suite, with the assistance of qualified contractors, BDO Unicom Consulting. This new system and its accompanying work flow processes within Magticom will, when fully implemented, enable Magticom’s finance organization to more directly and more efficiently address the timely preparation of GAAP-compliant accounting and financial reporting for this business venture.
          Another source of delay in the filing of the Company’s financial reports has been a complex relationship with its independent accountant, KPMG. Following its audit of the Company’s 2003 results, the U.S. audit firm KPMG LLP concluded it could no longer serve as the Company’s auditor since, by that time, the Company no longer had any operating businesses in the United States. KPMG LLP determined that it was more appropriate for its Moscow-based affiliate, KPMG Limited, to serve as the Company’s independent public accountants. KPMG Limited then became the Company’s independent public accountants in July 2004. This meant that financial reporting activity for 2004 and beyond, including much of the work associated with the aforementioned restatement undertaking, would necessarily have to be coordinated among the Company’s U.S.-based corporate staff, its former New York-based auditor KPMG LLP, its new Moscow-based auditor KPMG Limited, restatement review teams within both KPMG firms (as well as at a London-based U.K. affiliate of KPMG Limited), and the Company’s operating business units in the country of Georgia.
          The difficult arrangements under which the restatement of 2004 and prior year results occurred significantly prolonged the time required to complete the task. Furthermore, the scope of the restatement undertaking grew considerably in scale as the work progressed. The Company found it difficult to adequately staff the project for the resulting level of activity. The Company, for its part, hired additional support (including consultants and temporary employees) in its corporate finance department to assist with this and related work efforts. Nonetheless, the work proceeded slowly, and there were frequent delays in the timely exchange of information between the Company and the various KPMG teams working on the project.
          The Company has recently retained Kroll Zolfo Cooper (“KZC”) to advise and assist the Company’s corporate finance team in preparing and finalizing all fiscal year 2005, 2006 and 2007 outstanding periodic reports required to be filed with the SEC pursuant to Section 13(a) of the Securities and Exchange Act of 1934, as amended. In connection with this engagement, KZC has placed suitably qualified teams and project management personnel at both the Company’s U.S. headquarters and at operating locations in the country of Georgia. The engagement represents a material augmentation of professional and management personnel devoted to the financial reporting task.
          Despite the difficulties the Company experienced in restating its financial statements and filing its annual audited and quarterly unaudited reports with the SEC that are currently outstanding, the Company has made an effort to communicate important financial information through the release of preliminary unaudited financial results for Magticom for the fiscal years ended December 31, 2005 and 2006. Magticom represents the overwhelming majority of the Company’s enterprise value and, therefore, the Company’s preliminary reports on the financial state of Magticom are intended to convey material information to investors regarding the overall financial circumstances of the Company.
          In addition, given the significant amount of time and resources spent by Company management in connection with the aforementioned restatement process, the Company did not complete its analysis, review and evaluation of its internal controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) in connection with the 2005 audit during fiscal year 2005. However, the Company retained additional personnel and hired contractors in the first and second quarters of 2006 for the purpose of completing the Company’s analysis, review and evaluation of its internal controls and procedures as required under Section 404 for the areas that the Company believed was in scope for fiscal year 2005. Additionally, the Company is in the process of requesting the Office of the Chief Accountant of the SEC’s Division of Corporation Finance to formally concur with certain conclusions reached by the Company regarding the Company’s scoping assessment of its evaluation of internal control over financial reporting as of December 31, 2005 and for inclusion in its 2005 Form 10-K. The Company is making every attempt to comply with both the spirit and substance of its statutory obligations with respect to the Section 404.
          Magticom Historical and Projected Financial Performance for the Fiscal Years ended December 31, 2006 and 2005 and ending December 31, 2007
          Magticom has consistently planned and monitored its financial performance through use of annual business plans which serve as budgets and the basis for management reporting of actual performance against budget. This financial information is prepared for internal use and is not ordinarily intended for public disclosure. These internal plans and performance reports reflect a cash basis of accounting of business activity and are not prepared in accordance with GAAP. Nonetheless, the financial data provide a coherent representation of Magticom financial performance, especially when viewed on a comparative basis over several years. Given the absence of timely GAAP-compliant financial reports for Magticom, as discussed elsewhere herein, the Company has provided internal Magticom business plan and performance reports to third parties conducting due diligence in anticipation of potentially undertaking a strategic transaction. In particular, such information was provided to Salford/Compound during the period leading up to execution of the Merger Agreement. It was also provided to Evercore in connection with its work on the Company’s behalf, including its independent financial assessment of the Offer.
          The following tables set forth a summary of Magticom’s financial results for 2005 and 2006 and Magticom’s business plan expectations for 2007, both of which are expressed in the internal management reporting format described above. As noted earlier, this financial data is not in accordance with GAAP and is being provided here solely to ensure equivalent disclosure of relevant Magticom financial information provided to Salford/Compound. However, the financial data presented here have been prepared on a consistent basis, thereby enabling meaningful year-over-year comparisons.
          Magticom conducts its business affairs in Georgian lari (GEL), and the first table following displays financial results in GEL. This GEL financial data best reflects actual performance changes in Magticom operations over the periods covered. In the second table following, the original GEL-based financial data is presented in U.S. dollar (USD) terms, converted at average exchange rates for each year. Trends in USD terms are less indicative of actual changes in Magticom’s financial performance, since they also reflect the gradual weakening of the U.S. dollar against the Georgian lari in recent years.
          The historical financial data for years 2005 and 2006 presented here is sourced from Magticom’s statutory accounting records which are also the source used by the Company in preparing its GAAP preliminary and unaudited reports of Magticom financial performance for those years as publicly released on June 28, 2007. The published GAAP financial reports differ from the results presented in the following tables principally in respect of certain adjustments made in the closing and auditing cycles connected with preparation of the GAAP preliminary reports and in consequence of difference in GAAP compliant accounting and classification treatment of certain revenue and expense items as compared with the Magticom internal management reports. A comparison of the Magticom internal reporting results and those appearing in the Company’s public release of preliminary GAAP results is presented in the third table following.

Table 1: GEL Preliminary Unaudited Financial Results and Forecasts for Fiscal Years 2005 through 2007

(Amounts in GEL				% Change
Millions)*	2005(A)	2006(A)	2007(E)	‘05 to ‘06	‘06 to ‘07
Voice Usage Revenue	185.2	206.6	231.5	12%	12%
Other Usage Revenue	17.5	29.3	43.3	67%	48%
Non-Usage Revenue	4.9	6.8	10.4	38%	54%
Roaming Revenue	6.7	7.4	7.1	11%	(4%)

Revenue from Subscribers	214.4	250.1	292.4	17%	17%

Interconnection Revenue	60.1	68.4	79.0	14%	16%
Other Revenue	0.9	1.2	1.3	29%	15%

Gross Revenue	275.3	319.7	372.7	16%	17%

Interconnection Expense	43.3	51.3	60.9	19%	19%
Cost of Goods	4.7	4.2	5.1	(10%)	21%
Roaming Expense	3.1	3.2	4.0	1%	27%

Cost of Sales	51.1	58.7	70.0	15%	19%

Discounts & Allowances	10.5	13.2	15.4	26%	17%

Net Revenue	213.7	247.7	287.3	16%	16%

Network Operations	12.3	13.8	22.4	12%	62%
Sales & Marketing	7.0	11.5	17.4	66%	50%
General & Administrative	7.4	7.9	11.4	7%	45%
Operating Taxes	8.7	9.1	5.3	4%	(41%)

Operating Expense	35.4	42.3	56.6	20%	34%

Depreciation & Amortization	29.0	39.5	61.5	36%	56%
Other (Income) Expense	(0.1)	(1.2)	(0.8)	967%	(35%)

Taxable Income	149.4	167.1	170.0	12%	2%

Income Taxes	25.6	31.0	34.0	21%	10%

Net Income	123.8	136.1	136.0	10%	(0%)

EBITDA	178.3	205.4	230.7	15%	12%

Capital Expenditures License	21.5	90.0	67.7	318%	(25%)
Acquisition/Renewal	28.1	55.1	5.8	96%	(89%)
EBITDA – CapEx & Licenses	128.7	60.2	157.3	(53%)	161%
•	Magticom Internal Management Reporting Format – Not US GAAP Compliant

Table 2: USD Preliminary Unaudited Financial Results and Forecasts for Fiscal Years 2005 through 2007

(Amounts in USD				% Change
Millions)*	2005(A)	2006(A)	2007(E)	‘05 to ‘06	‘06 to ‘07
Voice Usage Revenue	$102.3	$116.5	$138.9	14%	19%
Other Usage Revenue	$9.7	$16.5	$26.0	71%	57%
Non-Usage Revenue	$2.7	$3.8	$6.3	41%	63%
Roaming Revenue	$3.7	$4.2	$4.3	14%	2%

Revenue from Subscribers	$118.4	$141.1	$175.4	19%	24%

Interconnection Revenue	$33.2	$38.6	$47.4	16%	23%
Other Revenue	$0.5	$0.7	$0.8	32%	22%

Gross Revenue	$152.0	$180.3	$223.6	19%	24%

Interconnection Expense	$23.9	$28.9	$36.5	21%	26%
Cost of Goods	$2.6	$2.4	$3.1	(8%)	28%
Roaming Expense	$1.7	$1.8	$2.4	4%	35%

Cost of Sales	$28.2	$33.1	$42.0	17%	27%

Discounts & Allowances	$5.8	$7.5	$9.3	28%	24%

Net Revenue	$118.0	$139.7	$172.3	18%	23%

Network Operations	$6.8	$7.8	$13.5	14%	73%
Sales & Marketing	$3.8	$6.5	$10.4	69%	60%
General & Administrative	$4.1	$4.5	$6.9	10%	54%
Operating Taxes	$4.8	$5.1	$3.2	6%	(38%)

Operating Expense	$19.5	$23.9	$33.9	22%	42%

Depreciation & Amortization	$16.0	$22.3	$36.9	39%	66%
Other (Income) Expense	$(0.1)	$(0.7)	$(0.5)	990%	(31%)

Taxable Income	$82.5	$94.2	$102.0	14%	8%

Income Taxes	$14.1	$17.5	$20.4	24%	17%

Net Income	$68.4	$76.7	$81.6	12%	6%

EBITDA	$98.4	$115.8	$138.4	18%	19%

Capital Expenditures License	$11.9	$50.8	$40.6	327%	(20%)
Acquisition/Renewal	$15.5	$31.1	$3.5	101%	(89%)

EBITDA – CapEx & Licenses	$71.1	$34.0	$94.3	(52%)	178%

Exchange Rate: GEL/USD	1.81	1.77	1.67	(2%)	(6%)
•	Magticom Internal Management Reporting Format – Not US GAAP Compliant

Table 3: Comparison of Magticom Internal Reporting Results and the Metromedia’s June 28, 2007 Release of Preliminary Unaudited GAAP Financial Results for Magticom

	2005
	Internal	Prelim	%
(Amounts in USD Millions)	Report	US GAAP	Difference
Revenue from Subscribers	114.7	108.9	(5%)
Interconnection Revenue	33.2	32.4	(2%)
Roaming & Other Revenue	4.2	4.1	(2%)

Total Revenue	152.0	145.4	(4%)

Cost of Sales	34.0	33.9	(0%)
Operating Expense	19.5	13.2	(33%)
Other Income (Expense)	0.1	0.1	18%

EBITDA	98.4	98.4	(0%)

	2006
	Internal	Prelim	%
(Amounts in USD Millions)	Report	US GAAP	Difference
Revenue from Subscribers	136.9	128.0	(6%)
Interconnection Revenue	38.6	37.5	(3%)
Roaming & Other Revenue	4.8	4.9	0%

Total Revenue	180.3	170.4	(5%)

Cost of Sales	40.6	41.7	3%
Operating Expense	23.9	17.7	(26%)
Other Income (Expense)	0.7	(0.8)	(224%)

EBITDA	115.8	110.1	(5%)
          The financial information presented here for 2007 is derived from Magticom’s approved operating budget for that year, adjusted to reflect actual results for the period January-May 2007. This financial information represents Magticom management’s best current estimate of full-year 2007 results, reported on the essentially cash basis of accounting used throughout the internal Magticom reports. The USD-

denominated financial information for 2007 has been converted from the original GEL-based forecasts using the current GEL to USD rate of exchange. No assurances can be provided that this rate of exchange will prevail throughout 2007.
     In general, the preliminary unaudited GAAP results for Magticom previously published by the Company on June 28, 2007 reflect a lower level of revenue than that set forth in Magticom’s internal management reports. The internal reports are essentially cash based and recognize revenue when collected. Since a preponderance of Magticom subscribers purchase services on a pre-paid basis, the cash-based internal reports may recognize substantial revenue before subscribers actually use pre-paid balances in making calls. In contrast, cash collected is recognized as revenue in Magticom’s GAAP financial statements when subscribers use funds held in their pre-paid accounts to make calls. The difference between collections and GAAP revenue recognition is accounted for in Magticom’s GAAP balance sheet as a pre-paid revenue liability.
     The Company’s GAAP reports of Magticom expense also account for certain prepayments in balance sheet asset accounts to recognize timing differences between cash disbursement and when expense is actually incurred. Furthermore, pursuant to GAAP, certain expenses which Magticom internally recognizes on a current period basis are capitalized. The net effect of these differences in accounting and classification treatment is that Magticom’s cash-based internal statements of expense will typically exceed the corresponding GAAP statements.
     Although preliminary unaudited GAAP financial data have been publicly disclosed by the Company for 2005 and 2006, the preceding tabular reports contain Magticom’s internal reporting for these same periods. This is done to provide a consistent basis for year-over-year comparison of Magticom financial performance. For example, comparison of the financial data contained in the Company preliminary unaudited GAAP report of 2006 to the Magticom internal projections of 2007 would suggest a year-over-year growth rate that is incorrect and misleading. Comparing the Magticom internal reporting financial data for the three years presented here yields consistent change-in-performance indications.
     The Magticom internal financial projections for 2007 reflect a wide range of estimates and assumptions and were not prepared with a view toward public disclosure, nor were they prepared to be in accordance with GAAP. The summary of these internal financial projections for 2007 presented here is not intended to influence your decision whether to tender your shares in the Offer, and is included here only because this information was made available by Metromedia to Salford/Compound.
     The Magticom internal financial projections for 2007 were based on numerous estimates and assumptions which are, by their nature, uncertain and potentially beyond the control of Metromedia’s or Magticom’s management. Important factors that may affect actual performance and result in the projected results not being achieved include, but are not limited to, unforeseen conditions, labor shortages, scheduling problems with contractors, subcontractors or suppliers, increased development costs, fluctuations in interest rates, changes in the telecommunications market or competitive environment, failure to retain or recruit key management and operational personnel, adverse customer, supplier or partner reactions to Metromedia’s strategic alternatives process, its financial restatement process, the Offer itself and other risks described in the 2004 Form 10-K. In addition, the internal financial projections of 2007 may be affected by Metromedia’s and Magticom’s ability to achieve strategic goals, objectives and targets over the applicable period. The estimates and assumptions upon which the internal financial projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Metromedia’s or Magticom’s control. The internal financial projections also reflect assumptions as to certain business decisions that are subject to change.
     Accordingly, there can be no assurance that the Magticom internal projections for 2007 will be realized, and actual results may vary materially from those set forth here. The inclusion of these internal financial projections in this document should not be regarded as an indication that any of Metromedia, Salford, Compound or their respective affiliates, advisors or representatives considered or consider Magticom’s internal financial projections for 2007 to be predictive of actual future events or material to the Offer or to the decision of a Common Stockholder to tender shares of Common Stock in the Offer, and the internal financial projections should not be relied upon as such. None of Metromedia, Salford, Compound or their respective affiliates, advisors or representatives can give you any assurance that actual Magticom results will not differ from the internal financial projections for 2007, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial projections to reflect circumstances existing after the date such internal financial projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the projections are shown to be in error. Neither Metromedia, nor, to the knowledge of Metromedia, Salford or Compound intends to make publicly available any update or other revisions to the internal financial projections for 2007. None of Metromedia or its affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Magticom compared to the information contained in the internal financial projections for 2007 or that projected results will be achieved. Metromedia has made no representation to Salford or Compound, in the Merger Agreement or otherwise, concerning Magticom’s internal financial projections for 2007.
     Vote Required to Approve the Merger
     A majority of the Board (with Mr. Gale dissenting) has approved the Offer, the Merger and the Merger Agreement in accordance with the Delaware General Corporation Law. If the Minimum Condition required to be met under the Merger Agreement has been satisfied, after the purchase of shares of Common Stock pursuant to the Offer, Purchaser will own a majority of the outstanding shares of Common Stock and will be able to effect the Merger without the affirmative vote of any other Metromedia stockholder. If required by applicable law, an information statement complying with applicable SEC rules would be circulated to stockholders. It is possible that, in this event, preparation of certain financial statements of Metromedia may be required by applicable law, in which case the consummation of the Merger could be significantly delayed.
     In addition, under Section 253 of the Delaware General Corporation Law, if a person acquires at least 90% of the outstanding shares of a corporation, such person can cause a merger to occur between such person and such corporation without a meeting of the corporation’s stockholders. Pursuant to the Merger Agreement, if all conditions to the Merger have been satisfied and a short form merger is available pursuant to Section 253, Purchaser will cause the Merger to occur pursuant to Section 253 without a meeting of Metromedia’s stockholders. Metromedia has granted an option to Purchaser to purchase shares of Common Stock if, after the exercise of the option, Purchaser would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option in the Merger Agreement under Item 3.
Item 9. Exhibits.

Exhibit	Description

(a)(1)	Letter to Metromedia International Group, Inc. Stockholders, dated July 18, 2007.

(a)(2)	Offer to Purchase, dated July 18, 2007 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(a)(4)	Opinion of Evercore Group L.L.C., dated July 13, 2007 (included as Annex I to this Solicitation/Recommendation Statement on Schedule 14D-9).

(a)(5)	Section 14(f) Information Statement.*

(a)(6)	Press Release issued by Metromedia International Group, Inc. on July 17, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Metromedia International Group, Inc. on July 17, 2007).

(a)(7)	Section 262 of the Delaware General Corporation Law.

(e)(1)	Agreement and Plan of Merger, dated as of July 17, 2007, by and among CaucusCom Ventures L.P., CaucusCom Mergerco Corp., and Metromedia International Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Metromedia International Group, Inc. on July 17, 2007).

Exhibit	Description

(e)(2)	Tender and Support Agreement, dated as of July 17, 2007, by and among CaucusCom Ventures L.P., CaucusCom Mergerco Corp. and certain stockholders of the Metromedia International Group, Inc. named therein (incorporated by reference to Exhibit (d)(2) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(e)(3)	Confidentiality Agreement, dated as of April 10, 2007, between Metromedia International Group, Inc. and Salford Georgia (incorporated by reference to Exhibit (d)(3) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(e)(4)	Confidentiality Agreement, dated as of May 10, 2007, between Metromedia International Group, Inc. and Sun Capital Partners Ltd. (incorporated by reference to Exhibit (d)(4) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(e)5)	Letter agreement, dated June 27, 2007, among Metromedia International Group, Inc., Sun Capital Partners Ltd. and Compound Capital Limited (incorporated by reference to Exhibit (d)(5) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(g)	Not applicable.

*	To be filed by amendment.

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

METROMEDIA INTERNATIONAL GROUP, INC.

By:

Name: Mark S. Hauf
Title: Chairman and Chief Executive Officer
Dated: July 18, 2007

ANNEX I
Evercore Group L.L.C.
July 13, 2007
Members of the Board of Directors
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, North Carolina 28227
Members of the Board of Directors:
     We understand that Metromedia International Group, Inc. (“Metromedia” or the “Company”) proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Metromedia, Caucuscom Ventures L.P. (“Parent”) and Caucuscom Mergerco Corp. (“Merger Sub”), pursuant to which (i) Merger Sub will commence a tender offer (the “Tender Offer”) for all of the issued and outstanding shares of common stock, par value $.01 per share (“Common Shares”), for $1.80 per share, net to the seller in cash (the “Consideration”) and (ii) Merger Sub will be merged with and into the Company in a merger (the “Merger”) in which each Common Share not acquired in the Tender Offer, other than Common Shares owned, directly or indirectly, by Parent or Merger Sub or held by the Company or as to which dissenters’ rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger are together referred to herein as the “Transaction”. Pursuant to the Transaction, each share of 7.25% Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Preferred Shares”), of the Company that is issued and outstanding immediately prior to the effective time of the Merger will remain outstanding as a preferred share of the surviving corporation of the Merger, other than preferred shares as to which dissenters’ rights have been perfected. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.
     You have asked us whether, in our opinion, as of the date hereof, the Consideration to be received by the holders of the Common Shares is fair, from a financial point of view, to such holders of Common Shares.
     In connection with rendering our opinion, we have, among other things:
(i)	Reviewed certain publicly available and non-public financial statements and other information relating to the Company;

(ii)	Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to Magticom Limited (“Magticom”) which is wholly-owned by the Company’s 50.1%-owned subsidiary, International Telcell Celullar, LLC (“ITC”), that were prepared and furnished to us by the management of the Company;

(iii)	Reviewed certain financial projections relating to the Company and Magticom that were prepared by and furnished to us by the management of the Company;

(iv)	Discussed the past and current operations, financial projections and current financial condition of the Company and Magticom with the management of the Company;
     Evercore Group L.L.C. 55 East 52ND Street New York, ny 10055 Tel: 212.857.3100 Fax: 212.8573101

July 13, 2007

(v)	Reviewed the reported prices and trading activity of the Common Shares and Preferred Shares;

(vi)	Compared the prices and trading activity of the Common Shares with that of certain publicly-traded emerging markets wireless companies and their securities that we deemed relevant;

(vii)	Reviewed the financial terms to the extent available of certain selected emerging market wireless transactions that we deemed relevant and compared the valuation multiples in those transactions to those contemplated by the Transaction;

(viii)	Reviewed the Certificate of Designation for the Preferred Shares;

(ix)	Reviewed the Amended and Restated Limited Liability Company Agreement of ITC, dated February 12, 2005, as amended (the “Operating Agreement”);

(x)	Reviewed a draft of the Merger Agreement, dated July 9, 2007; and

(xi)	Performed such other analyses and examinations and considered such other factors that we deemed appropriate.
     For purposes of our analysis and opinion, we have not assumed any responsibility for independently verifying the accuracy and completeness of the information reviewed by us or reviewed for us. With respect to the financial projections of the Company and Magticom which were furnished to us, we have assumed that such financial projections have been reasonably prepared by the Company, on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the Company and Magticom, respectively. We express no view as to any such financial projections or the assumptions on which they are based. We have also assumed that the final form of the Merger Agreement will not vary from the draft Merger Agreement reviewed by us in any respect that is material to our opinion.
     For purposes of rendering our opinion, we have assumed, with your permission, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction.
     With your permission, we have also assumed that the aggregate value of the Preferred Shares is between the aggregate market value of the Preferred Shares and the aggregate liquidation preference (including accrued dividends) of the Preferred Shares pursuant to its terms. We have further assumed, with your permission that in accordance with past practice Magticom will not pay any dividends to its shareholders in excess of the amount required to reimburse the Company for corporate overhead costs in the United States and therefore, for purposes of our opinion, have not attributed any value to the net operating loss of the Company.

July 13, 2007

     We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities of the Company or any of its subsidiaries, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or any of its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions including, without limitation, the rights and restrictions on the members of ITC contained in the Operating Agreement as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any holder of Common Shares as to whether such holder should tender any Common Shares pursuant to the Tender Offer.
     We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view, as of the date hereof, to the holders of the Common Shares, of the Consideration. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
     We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services the substantial portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. We have in the past provided financial advisory services to the Company and its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of business, the affiliates of Evercore Group L.L.C. may actively trade in the debt and equity securities, or options on securities, of the Company, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
     It is understood that this letter and the opinion expressed herein is for the information of the Board of Directors of the Company in connection with and for the purposes of their evaluation of the Merger, and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law.
[Signature page follows]

July 13, 2007

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Shares is fair, from a financial point of view, to such holders of the Common Shares.

Very truly yours, EVERCORE GROUP L.L.C.
By:	/s/ Tim Lalonde

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Letter to Metromedia International Group, Inc. Stockholders, dated July 18, 2007.

(a)(2)	Offer to Purchase, dated July 18, 2007 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(a)(4)	Opinion of Evercore Group L.L.C., dated July 13, 2007 (included as Annex I to this Solicitation/Recommendation Statement on Schedule 14D-9).

(a)(5)	Section 14(f) Information Statement.*

(a)(6)	Press Release issued by Metromedia International Group, Inc. on July 17, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Metromedia International Group, Inc. on July 17, 2007).

(a)(7)	Section 262 of the Delaware General Corporation Law.

(e)(1)	Agreement and Plan of Merger, dated as of July 17, 2007, by and among CaucusCom Ventures L.P., CaucusCom Mergerco Corp., and Metromedia International Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Metromedia International Group, Inc. on July 17, 2007).

(e)(2)	Tender and Support Agreement, dated as of July 17, 2007, by and among CaucusCom Ventures L.P., CaucusCom Mergerco Corp. and certain stockholders of the Metromedia International Group, Inc. named therein (incorporated by reference to Exhibit (d)(2) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(e)(3)	Confidentiality Agreement, dated as of April 10, 2007, between Metromedia International Group, Inc. and Salford Georgia (incorporated by reference to Exhibit (d)(3) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(e)(4)	Confidentiality Agreement, dated as of May 10, 2007, between Metromedia International Group, Inc. and Sun Capital Partners Ltd. (incorporated by reference to Exhibit (d)(4) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(e)5)	Letter agreement, dated June 27, 2007, among Metromedia International Group, Inc., Sun Capital Partners Ltd. and Compound Capital Limited (incorporated by reference to Exhibit (d)(5) of the Schedule TO of CaucusCom Mergerco Corp. and CaucusCom Ventures L.P. filed on July 18, 2007).

(g)	Not applicable.

*	To be filed by amendment.